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03024424

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Severn Trent PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 2819 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DATE : 7/10/03

Severn Trent Plc Annual Report and Accounts 2003

82-2819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

AR/S
3-31-03

Delivering environmental sense


Biffa

Severn Trent Plc is a leading environmental services group providing water, waste and utility services. Our objective is to grow by providing services that solve environmental problems, that respond to new environmental expectations and that help to deliver sustainable development.

Our businesses activities

Severn Trent Water is the group's regulated water business. It supplies water and wastewater collection and treatment services for around [illegible] million people across the Midlands and Mid-Wales.

Biffa is one of the largest single suppliers of waste management services in the UK. It collects, treats, recovers and disposes of municipal, commercial and industrial waste nation-wide and in Belgium.

Severn Trent Laboratories is a leading environmental testing laboratory company in the US and the UK.

Severn Trent Services supplies products and services associated with water, wastewater and contaminated land.

Severn Trent Water International provides a range of private sector management and consultancy services in Europe and the developing world.

Severn Trent Systems – 'Aseriti' supplies IT services and solutions focusing upon managed services, e-business and consultancy. 'Worksuite' supplies a range of work management software products and related services.

Severn Trent Retail Services provides a series of products to domestic and commercial markets including energy, insurance, telecoms and conveyancing services.

Severn Trent Utility Services provides asset management and customer service solutions to other utilities and local authorities.

Severn Trent Property develops facilities in the UK primarily for the distribution, retail and industrial sectors.

Charles Haswell and Partners is an international consultancy with experience in a wide range of engineering and environmental disciplines.

You can find out more about Severn Trent Plc and the businesses within our group by visiting our website **www.severntrent.com** or the sites listed below:

Severn Trent Water: **www.stwater.co.uk**
Biffa: **www.biffa.co.uk**
Severn Trent Laboratories, US: **www.stl-inc.com**
Severn Trent Laboratories, UK: **www.stl-analytical.co.uk**
Severn Trent Services: **www.severntrentservices.com**
Severn Trent Water International: **www.stwaterinternational.com**
Severn Trent Systems: **www.aseriti.com**
www.worksuite.com
Severn Trent Energy: **www.stenergy.co.uk**
Severn Trent Utility Services: **www.stutilityservices.co.uk**
Severn Trent Property: **www.severntrentproperty.com**
Charles Haswell and Partners: **www.haswell.co.uk**

Financial highlights

Group turnover £m

Year	£m
03	1,852.0
02	1,794.3
01	1,681.6
00	1,566.6
99	1,364.3

Group profit before tax £m
before exceptional items

Year	£m
03	225.2
02	233.3
01	221.7
00	338.7
99	361.4

Earnings per share pence
before exceptional items and deferred tax

Year	pence
03	58.1
02	63.2
01	61.0
00	92.8
99	92.4

Dividends per share pence

Year	pence
03	45.90
02	45.90
01	45.00
00	45.00
99	43.00

	2003	2002	% change
Turnover (£m)	1,852	1,794	3.2
Profit before interest (pre goodwill and exceptionals) (£m)	410	419	(2.1)
Profit before interest (pre exceptionals) (£m)	385	392	(2.0)
Profit before interest (post exceptionals) (£m)	344	375	(8.4)
Profit before tax (pre goodwill and exceptionals) (£m)	250	260	(3.6)
Profit before tax (pre exceptionals) (£m)	225	233	(3.5)
Profit before tax (post exceptionals) (£m)	184	216	(14.7)
Earnings per share (pre exceptionals and deferred tax) (p)	58.1	63.2	(8.1)
Earnings per share (post exceptionals and deferred tax) (p)	28.9	45.9	(37.0)
Gearing (%)	112.9	105.1	(7.8)
Final dividend (p)	28.56	28.56	
Interim dividend (p)	17.34	17.34	
Total equity dividends for the year (p)	45.90	45.90	

Exceptional items in 2003 of £40.8 million comprised the net cost of a £46.8 million charge [illegible] Services for the impairment of goodwill and tangible fixed assets and a £6.0 million credit from the release of part of the £25.0 million exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA.

[illegible]eptional items in 2002, all arising in Severn Trent Systems, comprised the net cost of a £25.0 million charge to cover the anticipated total costs of completing loss making CIS-Open Vision contracts in the USA and an £8.0 million profit on disposal of Stoner Associates.

Contents

01 Financial highlights
02 Chairman's statement
04 Group Chief Executive's review
06 The environment is our business
08 Review of operations
15 Corporate social responsibility
16 Financial review
18 Board of Directors
20 Directors' report
25 Remuneration report
31 Directors' responsibilities in relation to the financial statements
31 Independent auditors' report to the members of Severn Trent Plc
32 Group profit and loss account
33 Balance sheets
34 Group cash flow statement
34 Reconciliation of net cash flow to movement in net debt
35 Statement of total recognised gains and losses
35 Reconciliation of movement in shareholders' funds
36 Notes to the financial statements
63 Five year summary
64 Shareholder information

Annual Review 2003
You can view and download a copy of the group's Annual Review and Summary Financial Statement on our website at www.severntrent.com/reports2003 or request a copy free of charge by contacting us using the details on the inside back cover of this report.

Group turnover was up 3.2% at

£1,852.0 million



We made a clear statement that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p. In line with our longer-term goals of delivering attractive yields and sustainable dividends, we also worked to grow the business.

David Arculus
Chairman

Introduction
During a turbulent economic and political year, Severn Trent was a haven of stability for investors. Against a background of a fall of around 30% in the FTSE All-Share Index, our share price remained relatively stable. In addition, our shares delivered one of the higher dividend yields in the index.

We made a clear statement that it is the Board's intention that for the period up to 31 March 2005, barring unforeseen circumstances, full year dividends per share would be a minimum of 45.9p (this being the full year dividend for 2001/2002). In line with our longer-term goals of delivering attractive yields and sustainable dividends, we also worked to grow the business.

Business performance
To achieve continued stability, Severn Trent concentrated on further reducing the risks facing the company and our investors. In 2002/2003, we strengthened our focus on our core business areas of water, waste, and laboratories.

Our organisational and financial management systems are designed to help protect us from risk. In particular, Severn Trent's mixed equity and debt model is, we believe, the best way to provide continued investment for the water industry. However, the regulatory regime must allow an adequate rate of return and encourage management incentives. Severn Trent Water's debt was 49.5% of regulatory capital value, at 31 March 2003.

The Severn Trent Water team convinced the regulator, OFWAT, to allow us to recover some of the growing cost pressures on the company by increasing charges. As a result, water bills will rise slightly above the rate of inflation for the next two years. This will mean that prices to customers are still below those in 2000, the beginning of the last regulatory review.

Contributing to Severn Trent's drive for growth is a move towards public sector contracts. We were named as preferred bidder for a

There are significant opportunities for the group, particularly from the increasing pace of legislation in the waste sector, with Biffa well positioned to take advantage of growing demand for predisposal treatment and sorting.

Turnover by business
% of group total in 2002/2003


4
1
3
2

1 Water	47%	**£917.9m**
2 Waste	26%	**£510.9m**
3 Services	20%	**£385.4m**
4 Others	7%	**£134.3m**

substantial long-term strategic partnership with Solihull Metropolitan Borough Council. In our non-regulated businesses, Biffa won a significant contract to manage the collection, recycling and disposal of waste for Leicester City Council.

In Severn Trent Services, our successful Laboratories operation, STL, strengthened their suite of water, ground and air testing products, growing their profits organically by over 10%. Severn Trent Water International, led by Tony Hill, recently awarded an MBE, continued to pursue opportunities in the UK, Belgium, Italy and further afield.

Group results
Group turnover was £1,852.0 million, up 3.2%. The non-regulated businesses increased turnover by 5.0% to £1,030.6 million. Turnover from water and sewerage increased by 2.0% to £917.9 million.

Goodwill amortisation was £25.2 million (£26.5 million). There was a net exceptional charge in the year of £40.8 million (£17.0 million).

Group profit before interest, tax, goodwill amortisation and exceptional items was 2.1% lower at £409.8 million. The water and sewerage business was down by 2.6% to £325.5 million reflecting the tight regulatory determination whilst the group's non-regulated businesses were up 3.7% to £104.5 million, representing 24.3% of the group total.

Group profit before interest, tax and exceptional items was £384.6 million (£392.3 million). Group profit before interest and tax was £343.8 million (£375.3 million).

After interest charges of £159.4 million, group profit before tax, goodwill amortisation and exceptional items was 3.6% lower at £250.4 million. Group profit before tax and exceptional items was £225.2 million (£233.3 million), a reduction of 3.5%. Group profit before tax was £184.4 million (£216.3 million).

Corporate social responsibility
Severn Trent is committed to high standards of corporate governance. We are actively involved in the debate surrounding the Higgs Report into the role of non-executive Directors, which was published following recent, high-profile corporate failures. While many of the Higgs recommendations are sound, we feel that the report is too prescriptive and we are articulating our concerns in the hope of achieving a sensible conclusion to the debate.

Severn Trent aims to achieve high environmental and social standards. We were ranked top of our sector in the Dow Jones Sustainability Index for the second consecutive year.

Biffa is recognised as making a substantial and positive contribution to the national environmental debate as well as boosting sustainability through its landfill gas to energy projects. During 2002/2003, our landfill tax credit scheme, Biffaward, which recycles landfill tax credits, provided £17 million for environmental and community projects.

Through our group community affairs programme we have 11 long-term partnerships with Midlands' charities. Many of our employees have given their own time to help community projects. Employee volunteering is now being used by many businesses within the group as a way of enhancing and introducing new skills to employees. We are a founding member of 'Birmingham Cares' which delivers volunteering opportunities in Birmingham.

We are also members of Business in the Community's PerCent Club, by virtue of investing more than 1% of our pre-tax profits in the community.

Management and staff
Our Board and top management team remained unchanged during the year, bringing stability and consistency of vision and strategy.

However, Clare Tritton has now decided to stand down as a non-executive Director after almost 12 years and I would like to thank her for her outstanding contribution to the Board. Eric Anstee took over the Chairmanship of the Audit Committee and Marisa Cassoni succeeded him as Chairman of the Treasury Committee.

My greatest thanks, however, must go to our hard working staff in the UK, US, Europe and other parts of the world, who once again worked tirelessly to achieve our business goals and uphold our reputation for both service delivery and environmental concern. Our continuing success will be due to their skill and dedication.

Outlook
There are significant opportunities for the group, particularly from the increasing pace of legislation in the waste sector, with Biffa well positioned to take advantage of growing demand for predisposal treatment and sorting.

Growing synergies between our water and waste companies will lead to future opportunities. A significant proportion of Severn Trent Water's income comes from processing waste products and we see considerable scope for sharing expertise and technology.

In the current financial year our key virtues of integrity, consistent performance and sound management will be more important than ever given the continuing economic challenges. Looking further ahead, the dual drivers of increasing environmental legislation and greater understanding of the water industry's investment needs offer further growth opportunities.

The group's strategy continues to be to increase shareholder value by establishing Severn Trent as the UK's leading integrated environmental services business. Management aims to build on the group's leadership positions in the UK waste market and in environmental testing in the USA and the UK, with Severn Trent Water continuing to outperform its regulatory targets.

£2 billion

Severn Trent Water continued to deliver efficiencies against its £2 billion investment programme for the five-year period 2000/2001 to 2004/2005.



The group's core businesses – water, waste and laboratories – all finished the year in robust shape with waste and laboratories particularly well positioned to take advantage of the economic upturn whenever it comes.

Robert Walker

Robert Walker
Group Chief Executive

I am pleased to report a satisfactory set of results achieved in what can be described as a difficult year, with broadly unchanged pricing in the water business and challenging economic conditions in our main UK and US markets.

The group's core businesses – water, waste and laboratories – all finished the year in robust shape with waste and laboratories particularly well positioned to take advantage of the economic upturn, whenever it comes.

Management confronted problem areas and has largely dealt with them. Agreement has been reached with those customers in the US over the Systems' contracts that were in dispute; the Water Purification Division of Services showed a strong improvement in the second half and Biffa Belgium had a significantly better year.

And we have successfully targeted major multi-year contracts in highly competitive areas of our business.

Water

The water and sewerage business produced another creditable performance, given broadly unchanged pricing and continuing cost pressures, which mostly offset the company's outperformance against regulatory targets for gross operating cost efficiencies.

The business continues on track to outperform its regulated targets, and indeed, to meet its own stretched targets. Gross operating cost efficiencies amounted to £61 million per annum in 2002/2003. However, these savings are being offset by cost pressures.

That is why it is important to continue to look for new opportunities to make operating cost savings.

Severn Trent Water continued to deliver efficiencies against its £2 billion investment programme for the five-year period 2000/2001 to 2004/2005 and is on track to deliver average capex efficiencies of around 7% over that period. I am pleased that the company has achieved its best ever customer service

The water and sewerage business produced another creditable performance, given broadly unchanged pricing and continuing cost pressures. The markets for Biffa and Services are expected to remain difficult into 2003/2004, though their leadership positions in waste in the UK and in environmental testing in the US and the UK should provide platforms for future growth when the economic climate improves.

performance, as measured against the OFWAT customer service standards.

In addition, of course, there are increased costs that are specific to the water sector. These formed the basis of our successful IDOK application last Autumn and most of these costs were allowed.

The AMP4 pricing review process is now well under way.

While we are pleased with the Regulator's commitment to greater transparency in the process and the considerable efforts he is making with City and investor audiences, we remain concerned about three central issues:

- The need to retain equity in the sector, both as a source of capital and as an incentive towards greater efficiency, is as critical as ever – it is the best way of ensuring sustained investment and performance;
- There is still uncertainty about the varying demands of the quality regulators, particularly the EA, around the capital programme. We must have clear guidance and coordination between the various regulators;
- We need to improve the mechanics and effectiveness of interim price determinates between reviews. The objective should be to deal with material charges to company obligations as and when they occur, leaving companies in the same financial position as if the charges had been foreseen during the review.

Waste

The key theme for the whole year has been lower industrial and commercial volumes, resulting from the slowing down in the UK's manufacturing and commercial sectors. This has impacted all three of Biffa's UK divisions – collection, landfill and special waste.

However, Biffa has delivered a solid performance in difficult market conditions, particularly in the UK. Excluding the contribution from foot-and-mouth, in 2001/2002 Biffa has produced a broadly flat performance year on year.

We remain convinced of our analysis of the attractiveness of the waste sector.

- The UK waste sector has the most potential for growth in Europe;
- Our integrated business model of collection, landfill disposal and special waste treatment is right for the future;
- Our focus on industrial and commercial waste remains the right one;
- New municipal contracts combining collection, recycling, treatment and disposal open up a significant market opportunity for Biffa.

I am confident Biffa will continue to be the benchmark waste operator in the UK.

Services

Severn Trent Laboratories (STL), performed strongly throughout the year, delivering organic growth in profit before interest, tax and goodwill amortisation of over 10%, and is now well positioned to take advantage of growth opportunities in new areas of testing.

Operating Services continued to add profitable new municipal outsourcing businesses, although weaknesses remain in the smaller pipeline services businesses.

Reflecting management actions, Water Purification's performance improved in the second half.

Severn Trent Water International (STWI), improved profitability in its Aquafin investment in Belgium and commenced work at Terni, the only privatised contract in Italy to start operations so far.

Major long-term contracts

We have successfully bid for long-term contracts amounting to more than £1 billion in revenues.

- A contract to operate a strategic partnership with Solihull Metropolitan Borough Council. This is worth £750 million in revenues over the next 15 years, and is due to be signed in the Autumn of 2003;
- The integrated City of Leicester waste contract, producing revenues of £300 million over 25 years.

In addition, we have been shortlisted to the final two on long-term contracts with the Ministry of Defence (£1 billion revenues) and another integrated waste contract.

These all demonstrate the group's abilities to bring resources together from all our companies to compete for valuable long-term business.

Core businesses

Our core businesses of water, waste and laboratories have four basic advantages:

- Leadership, scale and low cost advantage;
- Among the best management teams in each sector;
- Consistent strong past performance;
- Long-term opportunities for profitable growth.

These will stand us in good stead as we face up to another testing year in 2003/2004 with confidence and commitment.

People

None of what I have reported would have been possible without the excellent performance of our staff throughout this year. I am grateful for the resourcefulness and enthusiasm shown by employees in the face of continual challenge.

Outlook

Overall, the group is likely to experience another challenging year in 2003/2004. Severn Trent Water will benefit from the outcome of the IDOK and is expected to continue to outperform its regulatory targets for gross operating cost efficiencies. However offsetting cost pressures are expected to grow. In addition, increases in depreciation are also expected, reflecting the growing capital expenditure programme.

The markets for Biffa and Services are expected to remain difficult into 2003/2004, though their leadership positions in waste in the UK and in environmental testing in the US and the UK should provide platforms for future growth when the economic climate improves.



Severn Trent has been a component of the DJSI for four years in a row and has consistently outperformed the rest of the industry. Over the years, the company has displayed superior strategy, management tools and improvement programs in all three dimensions of corporate sustainability.



Dow Jones Sustainability Index
Commenting on Severn Trent's performance in the 2003 Index



I am consistently impressed by the management's in-depth understanding of the commercial and regulatory framework in which its three core businesses operate.

Verity Mitchell
Utilities Analyst,
HSBC Corporate Banking



As part of a continuing process aimed at gaining permits for all our sites that fall under the IPPC legislation, our partnership with Severn Trent Water has been key as we prepare for the implementation of our environmental management system.

Brian How
Operations Manager,
Rank Hovis Ltd





To ensure compliance with our environmental, health and safety standards we have created a database management system that allows managers to constantly track their performance and measure exposure to risks at every Biffa site across the UK.



Amanda Richards
Business Systems Improvement Manager, Biffa





In the long run we recognise that exemplary environmental and social performance contributes to raising our financial performance and increasing shareholder value.

Roger Peace
Director of Sustainable Development and Risk Assurance, Severn Trent Plc





It's fundamental that we continue to deliver a high-quality service to our customers. In ensuring this happens, it's really our people who make the difference, constantly striving to improve efficiency and environmental, health and safety performance.

Pervinder Johal
Head of Microbiology, Severn Trent Laboratories



Turnover

£917.9 million

Profit before interest

£325.4 million



During the year, we achieved further operating cost efficiencies through a wide range of measures including the better use of new technology and by generating more of our own power.

2002/2003 performance
In 2002/2003, turnover from water and sewerage increased by 2.0% to £917.9 million (£899.9 million). Profit before interest, tax and goodwill amortisation was down 2.6% to £325.5 million (£334.1 million). After goodwill amortisation of £0.1 million (£nil), profit before interest and tax was £325.4 million (£334.1 million).

Direct operating costs of the regulated water business were £362.5 million, a reduction in real terms of £1.4 million or 0.4%. Excluding the impact of inflation, gross operating cost efficiencies in 2002/2003 amounted to £14.4 million, a reduction of 4.1% compared to the previous year. However, these efficiencies were offset by cost pressures of £13.0 million.

The programme for reducing costs in Severn Trent Water has continued to make good progress. Since the beginning of the third asset management plan post privatisation (AMP3), gross operating cost efficiencies have now reached £61 million per annum, offset by cost pressures amounting to £49 million. The £61 million of gross operating cost efficiencies is £16 million ahead of the OFWAT target for Year 3 of the 5 year Plan period.

The interim determination
Last autumn, OFWAT allowed our appeal to increase prices to finance several new challenges faced by the company since the last price review in 1999 when customer charges were reduced by almost 12%. The new price limits – bills will rise by 2.1% above inflation in 2003 and 2.2% above inflation in 2004 – will mean that average household bills will rise by around £10 in 2003/2004.

The increases now mean that we can continue to improve customer service and properly maintain our assets in the face of rising costs. We will also be able to meet other new challenges, such as the protection of some householders from sewer flooding.

While we were largely pleased with OFWAT's interim price determination, we were disappointed that it did not take into account the impact on our operating costs of new regulations relating to nitrate vulnerable zones.

Beating the regulatory contract
During the year, we achieved further operating cost efficiencies through a wide range of measures including the better use of new technology and by generating more of our own power. Relative to the beginning of AMP3, in 2002/2003 gross operating cost efficiencies amounted to approximately £61 million, some £16 million ahead of the OFWAT target, but were offset by cost pressures amounting to approximately £49 million. By the end of AMP3, gross operating efficiencies are expected to amount to around £75 million although there will be offsetting cost pressures. Reflecting the capital expenditure programme, increases in depreciation are also expected.

In the year we invested approximately £425 million to deliver improvements in customer service and higher standards in drinking water and sewage effluent quality.

Severn Trent Water continued to deliver efficiencies against its approximate £2 billion investment programme for the five-year period 2000/2001 to 2004/2005 and is on track to deliver average capex efficiencies of around 7% over the AMP3 period.

Work continued on our £70 million investment programme at Derby sewage works. In another project, we invested £12 million to lay a water main between Redditch and Henley to reinforce supplies in these areas.

We also began an £8 million upgrade to the Bamford water treatment works in north Derbyshire. This project will improve the quality of drinking water across the East Midlands as Bamford is one of the company's key water treatment works, supplying up to 30 million gallons of water each day to customers across the region.

Service and quality
In the year we delivered our best ever levels of service as measured by the OFWAT customer service standards. We continued to maintain the highest levels of drinking water quality and protection for our rivers.

We replaced 15km of ageing cast iron pipes in and around Tenbury Wells, Worcestershire. We also upgraded the Bromsgrove sewage treatment works to improve the quality of effluent being discharged to the local watercourse. The Environment Agency has reported that in the last 10 years Midlands rivers have become considerably cleaner as a result of our investments at sewage treatment works.

Our efforts to provide a top quality service to our customers were recognised when we won a Customer Care Award at the Utility Industry Achievement Awards for the success of measures to tackle sewer flooding.

Industry competition
At the end of the year, Parliament was debating aspects of a new Water Bill, part of which set a framework for greater competition within the industry. We began to prepare for this new environment, which will initially impact only business customers using more than 50 megalitres of water a year, by strengthening account management with existing customers and working with major users outside of our region. We believe that the quality of our services positions us well to benefit from greater competition.

Highlights

- Continued to deliver capital expenditure efficiencies against our £2 billion investment programme for the period 2000/2001 to 2004/2005. On track to deliver around 7% efficiencies over AMP3.
- Won a Customer Care Award at the Utility Industry Achievement Awards.
- Awarded further contracts across the UK with such organisations as Rank Hovis McDougalls, Dairy Crest and Northampton General Hospital.
- Named as the preferred bidder for a 15-year contract, with revenues of £750 million, with Solihull Metropolitan Borough Council.

Market opportunities

The strengthening of our account management and the quality of our service means we are well-positioned to benefit from greater competition amongst business customers. Also, our business has opportunities to grow in the areas of debt management, local authority contracts, conveyancing searches and telecoms.

We already have experience of working outside the Severn Trent region through agreements with such companies as Northern Foods. During 2002/2003, we continued to cultivate opportunities across the UK and won further contracts with such organisations as Rank Hovis McDougalls, Dairy Crest and Northampton General Hospital.

We further strengthened our portfolio of value-added products with Waste Guardian. This service helps companies to comply with the new IPPC (Integrated Pollution Prevention and Control) legislation and to improve waste management.

Growing the business
In 2002/2003, Severn Trent Utility Services, which provides asset management and customer service solutions became the preferred bidder for a 15-year contract with Solihull Metropolitan Borough Council. This contract, due to start later this year with revenues of around £750 million, will involve us working as the council's strategic partner as it seeks to improve services and value for money and introduce new technology.

Severn Trent Utility Services also continued to strengthen its relationship with existing clients such as Scottish Water and Network Rail.

Our Severn Trent Retail Services business, which was created to offer products such as gas, electricity, insurance and telecommunications services, continued to perform strongly. In the year, over 200,000 products were sold to more than 75,000 customers.

The 2005 pricing review
During the year we began to prepare our submission to OFWAT for the next pricing review. This submission will include our proposed spending plans for the period 2005 to 2010. These plans will take into account the state of our existing assets and new legislation which we have to meet.

Our plans will also reflect customer research carried out in conjunction with OFWAT, the Drinking Water Inspectorate, Water UK, the Environment Agency and the Department of Environment, Food and Rural Affairs. Other local research involved focus group discussions across the region to gain a clear understanding of our customers' aspirations and their willingness to pay for any new investment needed to meet these expectations.

Our draft Strategic Business Plan, which is due to be submitted to OFWAT in August, will also take into account further increases in our costs. As well as the impact of climate change, we are facing rising costs in such areas as insurance, bad debts, pensions, sludge disposal and discharges to canals.

Community and environment
We strive to be a responsible company and support many hundreds of projects – all with a sustainability agenda – across the Severn Trent region. Our achievements in this area are measured externally and ranked against our peers in the Business in the Community corporate responsibility index.

We are particularly proud of our support to young people in our region. In 2002/2003, for example, we supplied free water bottles to thousands of five-year-olds. This scheme followed studies suggesting that children who do not drink enough water are prone to tiredness, poor concentration and dehydration. The bottles, emblazoned with the 'H2GO' logo, are designed to be refilled with tap water.

In 2002, we joined forces with BBC *Wildlife* magazine and the Wildlife Trusts to search for the Young Environment Champion of the Year. The scheme sought the most creative environmental projects in the UK created by children aged between 7 and 17.

We have surveyed over 1,700 of our operational sites for ecological significance. Over 650 of these sites contain at least one target habitat from the UK Biodiversity Action Plan. Management plans and revised maintenance regimes have been devised and are being progressively implemented to maximise our contribution to biodiversity targets.

> "We are working closely with OFWAT and the other regulatory bodies to improve the regulatory framework to ensure that the needs of both customers and shareholders are met."
>
> **Brian Duckworth**
> Managing Director,
> Severn Trent Water

Outlook
To ensure that we can deliver what customers want and meet rising costs, it seems likely that water bills will need to rise after the next pricing review.

Severn Trent is working closely with OFWAT and the other regulatory bodies to improve the regulatory framework to ensure that the needs of both customers and shareholders are met. We perceive a growing understanding at government level that significant efficiencies have now been achieved within the industry and that further investment is still needed to protect the achievements made to date and secure further improvements for customers.

While there are challenges ahead, we believe that the strengthening of dialogue with government, coupled with our ability to take advantage of a more competitive environment, positions us well for future growth.

Turnover

£510.9 million

Profit before interest and goodwill amortisation*

£67.9 million

*goodwill amortisation £16.6 million



Biffa
In 2002/2003, conditions in the UK waste market were difficult as the economic slowdown impacted industrial and commercial volumes in Biffa's three business sectors of collection, landfill and special waste.

However, in the UK, we saw significant growth in the municipal sector, pre treatment activities and electricity generation. Biffa Belgium also performed well.

In 2002/2003, waste management's turnover increased by 3.3% to £510.9 million. Turnover in the UK increased by 1.7% to £457.3 million, while Belgian turnover increased by 18.3% to £53.6 million. Biffa's profit before interest, tax and goodwill amortisation (including Biffa Belgium) was down by 7.0%, to £67.9 million but broadly flat year-on-year if the contribution from foot-and-mouth in 2001/2002 is excluded. After goodwill amortisation of £16.6 million (£16.8 million), profit before interest and tax was £51.3 million (£56.2 million).

Legislation continued to drive the move away from landfill towards alternative methods of disposal, such as recycling and composting. In particular, our reputation in assisting local authorities to meet challenging targets for diverting waste from landfill, is being recognised.

This increased focus on alternatives to landfill enabled us to extend and win significant contracts with local authorities. For example, we were awarded a contract to manage all waste collection, recycling and disposal facilities for Leicester City Council with revenues of £300 million. As part of this 25-year contract, we will invest in a waste recycling facility. The contract, already started, includes weekly collections of wheeled-bins, glass, plastics and paper for recycling. In conjunction with Severn Trent Water, we will also build an anaerobic digester for treating the city's organic waste.

Collection
Our collection turnover in the UK was £270.7 million (£260.8 million). The economic slowdown affected industrial/commercial collection volumes, resulting in a decline (volumes down 3%). Before interest, tax and goodwill amortisation, the collection division contributed a profit of £43.6 million (£45.3 million).

Biffa services a total of 53 municipal collection contracts which include waste and recyclables, collection, street cleaning, civic amenity and transfer station sites. Biffa also works with more than 60,000 industrial and commercial clients in the UK. To help these customers develop waste management strategies that meet their obligation to find alternative disposal methods, we created a new pretreatment division. This manages all of our paper recycling branches, sorting facilities and transfer stations.

An expansion programme is in place to further enhance our capabilities in this area through expanding our existing material recycling facilities and transfer stations. This has commenced with a new recycling centre at Irlam in Lancashire, capable of handling around 100,000 tonnes of paper a year and the redevelopment of our existing depot and recycling facility in Nottingham.

In response to environmental restrictions imposed by the EU's Electrical and Electronic Equipment Directive, we also collaborated with partners Endeva and EMR to create Transform. This new business seeks to make recycling easier by pooling resources for disposal of redundant electrical appliances.

Bridgend Council awarded Biffa a six-year contract to provide household, trade, bulk and clinical waste collection services. Despite strong competition, we also won a seven-year contract with Mole Valley District Council to manage its household, commercial and recycling waste collections. In addition to these new customers, we have extended existing agreements to include kerbside recycling collections in South Shropshire, Burnley, Forest of Dean and North Somerset.

Our long-running contract on the Isle of Wight provides essential experience for such integrated municipal contracts. During the year, 49% of the island's waste was diverted from landfill, and Island Waste Services was awarded European Eco-Management and Audit Scheme (EMAS) accreditation.

To improve efficiency and customer service within our commercial and industrial collection business, we successfully completed the roll out of direct online communication between our trucks and depots. Eventually the system will enable our depots to monitor the progress of all of our 1,200 trucks and for customers to directly access their accounts online via the website.

We took steps to reduce the environmental impact of our trucks by switching the entire fleet to ultra low sulphur diesel, the cleanest mass-market fuel available. We have also piloted the use of cleaner engines, oils and paints and have taken measures to reduce fuel use. Our Biffpack packaging compliance scheme, which is the third largest in the UK, continued to expand and now has 422 members.

Landfill
Despite the growing demand for recycling, landfill remains the UK's major waste disposal route. In 2002/2003, our landfill turnover in the UK was £141.6 million (£147.4 million). Landfill volumes decreased by around 7% (3% for sites open in both 2001/2002 and 2002/2003) and average unit revenues were up by around 2% (excluding the impact of foot-and-mouth). Profit from the landfill division, before interest, tax and goodwill amortisation, was down 15.2% at £28.9 million (£34.1 million).

The EU Landfill Directive started to take effect during 2002. To meet the requirements of the directive we submitted 46 conditioning plans to the Environment Agency, commencing the new permitting process under the Integrated Pollution Prevention and Control (IPPC) regime.

Biffa continues to operate some 30 landfill locations, including a new site at Skelton Grange, near Leeds. This facility was built to replace an existing site, which is now full. This includes the provision of a light waste building for the handling of wind blown wastes, such as paper and cardboard,

Highlights

- Awarded a contract to manage all waste collection and disposal facilities for Leicester City Council with revenues of £300 million over 25 years.
- Reduced the environmental impact of our trucks by switching the entire fleet to ultra low sulphur diesel, the cleanest mass-market fuel available.
- Awarded a three year contract by Shell to service 630 retail forecourts, collect office waste from distribution terminals, and manage waste at the Stanlow and Eastham oil refineries.
- Significant growth in the municipal, pre-disposal treatment and electricity generation sectors.

Market opportunities

Biffa's integrated business model of collection, landfill disposal and special waste treatment positions the company as the 'benchmark' waste company in the UK. The Landfill Directive opens up significant opportunities for long-term municipal contracts and this combined with a focus on industrial and commercial waste accounts creates significant opportunities.

ensuring the new Skelton Grange site can provide continuous service in wet and windy weather when other landfills may close. It is also one of the first in the country to be licensed under the new IPPC legislation, which is a requirement of the landfill directive.

We have been successful in gaining extensions to our sites, increasing our void bank by 8 million cubic metres, which now stands at 107 million cubic metres of operational void or void under development (including Arpley).

Special waste
The special waste division in the UK, which includes the important power generation activity, achieved a 9.0% increase in turnover to £45.0 million and contributed profit before interest, tax and goodwill amortisation of £5.9 million (£6.1 million).

As one of the UK's largest suppliers of integrated waste management services we are well placed to help companies deal with multiple waste streams and meet their legal obligations. In 2002/2003, we were awarded a three year contract by Shell to service 630 retail forecourts, collect office waste from distribution terminals, and manage waste at the Stanlow and Eastham oil refineries. Previously, Shell employed several regional waste management companies for this work.

We also won a major contract to deal with a variety of waste streams for Peugeot in Coventry, and another contract with chemical company, Rhodia, to handle waste at seven UK chemical plants. The latter commits Biffa to reducing Rhodia's waste management costs through recycling and other landfill-diversion techniques.

Our waste treatment plants are well placed to exploit opportunities offered by the Landfill Directive. They have successfully developed a range of treatment technologies for customer specific waste treatment need. As customers seek to comply with new regulations, such advanced technologies play an increasingly important role.

We continued to generate electricity from landfill gas, having increased our interests in capacity to 83MW in the UK. We are seeking to increase our generating capacity to around 100MW by 2006.

Belgium
In Belgium, turnover increased by 18.3% to £53.6 million and profit before interest, tax and goodwill amortisation increased to £3.1 million (£1.3 million).

In Europe, waste legislation and recycling techniques are ahead of the UK. We believe our experiences in Belgium position us well to seize new opportunities presented by increasing legislation in the UK.

It was a turnaround year for our business in Belgium, where we operate collection centres and a landfill site at Cour Au Bois with the capacity to generate 3MW of power. We also continued to operate depots for industrial and commercial customers and local authority contracts, as well as providing a special waste treatment facility in Antwerp.

Environment and community
During the year we provided significant support to environment and community initiatives.

Our Landfill Tax Credit Scheme, Biffaward, provided £17 million to community and environment projects. Since Biffaward began in 1997 we have donated £57 million to more than 600 schemes. Among those to benefit this year was a young people's skate park in Bexhill, East Sussex, a project that involved young people, the local authority, Bexhill High School and the Police, to provide much needed additional recreation space. Biffaward also funded a series of mass balance research projects, continuing the national programme on Sustainable Resource Use. Projects included the City Limits report, a resource flow and ecological footprint analysis of Greater London, launched by the Deputy Lord Mayor in September 2002.

We were very pleased to have the Environment Minister Michael Meacher present the annual Biffaward awards for the fourth consecutive year. The overall winner was the National Urban Forest Unit, which established three new urban forestry initiatives in Yorkshire,

“A raft of legislation and increases in landfill tax are likely to drive further demand for recycling, composting and other alternatives to landfill. Our experience in the European waste disposal sector leaves us well placed to seize these growing opportunities.

Martin Bettington
Managing Director,
Biffa



Lancashire and London, which has resulted in more than 70 hectares of new planting with access improvements to a further 80 hectares of woodland.

We also launched our third biannual environmental report – Biffaecology.

Outlook
A raft of legislation and increases in landfill tax are likely to drive further demand for recycling, composting and other alternatives to landfill. Our experience in the European waste disposal sector leaves us well placed to seize these growing opportunities. However, we believe a great deal of investment is needed in the UK's waste infrastructure to deal with rapidly changing demands and that investment has been hindered by conflicting policies and confusing financial signals.

In our recent publication, Future Perfect, we recommend a course of action for a more sustainable future. This demands a sea change in attitudes and an industrial revolution for the waste industry. Critically, government, NGOs and industry must work more closely together to find effective solutions.

Turnover

£385.4
million

Profit before interest
goodwill amortisation and exceptional items*

£34.2
million

*goodwill amortisation £8.5 million and exceptional charges £46.8 million



2002/2003 performance
Services' turnover increased by 1.0% to £385.4 million. Profit before interest, tax, goodwill amortisation and exceptional items increased by 6.9% to £34.2 million. After goodwill amortisation of £8.5 million (£9.6 million), profit before interest, tax and exceptional items was £25.7 million (£22.4 million). After an exceptional charge of £46.8 million, Services' profit before interest and tax was a loss of £21.1 million (profit of £22.4 million).

The exceptional charge of £46.8 million, represents a write down for impairment in the carrying value of Water Purification and Operating Services (principally in pipeline services). The charge for impairment has no impact on cash flows.

Some 81% of Services' turnover arose in the USA. Excluding the impact of exchange rates, Services' turnover increased by approximately 7% and profit before interest, tax, goodwill amortisation and exceptional items increased by approximately 10%. After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into Services' results, Services' sales margin increased to 6.3% (6.0%).

Severn Trent Laboratories

Leadership
In 2002/2003, Severn Trent Laboratories (STL), strengthened its leadership position in the US and UK environmental testing markets despite the difficult economic conditions. Turnover increased by 0.1% to £171.8 million, but turnover in the US (in US$) grew by 4.4%, and turnover in the UK (in £) grew by 24.0%.

STL serves these markets with 29 laboratories in the US and 4 in the UK. During the year, we continued to expand our geographic presence with new service centres in key locations in the US, bringing the total number of satellite locations to 16. This expansion extends STL's reach across the US by providing local sales and sample collection services for key clients.

This increased turnover in the US and UK markets despite reduced corporate spending by many large firms and general economic pressures affecting much of the client base.

Scale and breadth
The scale and breadth of STL's offering remains key to our success. The laboratories business works for 200 of the Fortune 500 companies and, during 2002/2003, continued to win new work with large blue chip clients.

STL was also selected by ATOFINA Petrochemicals, part of TotalFinaElf (TOTAL, SA), to provide environmental laboratory services to all of its US facilities.

In 2002/2003, the business responded to emerging concerns about the prevalence of a rocket fuel additive identified as perchlorate in US water sources by creating five specialist analysis centres within existing laboratories to respond to the demand for perchlorate testing. To further strengthen our portfolio a dedicated drinking water analysis facility was equipped and certified in STL's existing laboratory in Savannah, Georgia.

During the year, the need to build a mycology and microbiology capability in the US became clear, as key clients regularly requested this service and research revealed a growing demand in this area. This led to the acquisition of New Jersey-based P&K Microbiology Services shortly after the close of the financial year (net assets on acquisition are provisionally estimated at around £1 million). This puts STL in a particularly good position to capitalise on growing concerns about toxic mould, which is linked to 'sick building syndrome'. This can lead to ill health among the occupants of affected buildings and is the subject of numerous litigation claims in the US.

UK highlights
In the UK, STL has two centres of excellence in Coventry, which specialise in waste water and soil analysis, one in South Wales, that focuses on drinking water, and another in Cheshire, with expertise in eco-toxicity, microbiology and biology.

In 2002/2003 the UK operation sought to offset potential reduced demand from the water sector by increasing its business with commercial clients and capitalising on opportunities presented by new European legislation, such as the Landfill Directive and Integrated Pollution, Prevention and Control (IPPC) regulations.

We continued to win significant contracts including a major agreement with Cardiff Harbour Authority, for example, that will involve analysing samples to help their ongoing monitoring and assessment of water quality within the 200 hectare freshwater lake created by closure of the Barrage.

Another example, just a few miles down the coast is Llandarcy, the site of the UK's oldest crude oil refinery. The site owners, BP in conjunction with the Welsh Development Agency, are developing it for commercial and residential use. URS, a leading environmental consultancy, are advising on environmental issues using data generated from analysis completed by STL.

Integration
STL is a relatively young business that has grown significantly in the last five years with the acquisition of laboratories across the US and UK. During the year, significant progress was made towards full integration of all our sites and the creation of a common culture within a unified company. Extensive efforts were made to create an employee communications program that will help staff



STL's leadership position and wide spectrum of services places us in pole position to win major contracts and continue to improve our business model.

Rachel Brydon Jannetta
President and
Chief Executive Officer,
Severn Trent Laboratories



Highlights

- Launched a major restructuring programme that integrated some US and European businesses.
- *Severn Trent Water International begun a 30-year contract to supply water and wastewater services in Terni, Italy.*
- In STL, we continued to expand our geographic presence with new service centres in key locations in the US.
- In Water Purification Solutions we increased the proportion of our sales outside the US to 45% as we renewed our focus on global markets.

Market opportunities

For laboratories, the scale and breadth of our offering remains key to its success. In the UK, to offset potential reduced demand from the water sector STL are seeking to capitalise on new legislation such as the Landfill Directive and IPPC regulations. For our services businesses we will continue to increase our focus on international markets.

identify with sister laboratories and work together to share customer projects and to benchmark best practice to create efficiency benefits and technology sharing across all sites.

Outlook
STL's leadership and wide spectrum of services places us in pole position to win major contracts and continue to improve our business model.

Severn Trent Services

Improving efficiency
In 2002/2003 Severn Trent Services took action to both improve efficiency and reduce its exposure to the troubled US economy.

We appointed a new chief executive who launched a major restructuring programme that integrated some US and European businesses, reduced layers of management, consolidated manufacturing operations and closed four US sites, which reduced headcount by approximately 140 people. As part of the process, finance, human resources and marketing functions were centralised. This allowed us to spread best practice and technologies more rapidly around the world, generate necessary cost savings and place greater focus on markets with significant growth potential.

Water Purification Solutions
Our Water Purification division delivers water disinfection and filtration products to municipal and industrial customers. Its turnover decreased by 2.1% to £87.5 million. Its performance was impacted by its difficult market place; there was a fall in demand for filtration systems, as industrial clients reined in spending and municipal clients reallocated already tight budgets to security areas. However, following management action, performance improved in the second half.

We increased the proportion of our sales outside the US to 45% as we renewed our focus on global markets. We also brought together the previously separate US and European operations under a single management. To further reduce our cost base, we consolidated our New Hampshire and California manufacturing operations into the Torrance, California facility.

We continued to invest in developing and marketing new technologies. For example, through our marketing alliance with Bayer AG we developed and began to market our SORB 33™ system for removing naturally occurring arsenic from drinking water.

In line with our focus on global markets, our joint venture with De Nora won a contract to supply SEACLOR® on site sodium hypochlorite generation systems for use at the Ras Laffan Industrial City in Qatar. We also won a contract to supply our ClorTec™ reservoir management systems at 28 reservoirs for the Moulton Niguel Water District in California.

Operating Services (including Severn Trent Water International)
The Operating Services division operates water and wastewater facilities plus other related services for customers who are largely based in the US. Its experience in realising operating efficiencies and delivering new technology enables the division to achieve significant cost savings for many clients. Turnover in Operating Services increased by 4.6% to £126.1 million.

Contract operations delivered organic turnover growth of around 7%. It was buoyed by demand from US municipalities seeking ways to reduce costs in order to ease budget deficits. The city of Jackson, Mississippi renewed and expanded our operations and maintenance contract, which includes three wastewater treatment plants and 92 pumping stations. In a separate contract, the city of Alamogordo in New Mexico awarded us an eight-year contract to operate its water and wastewater treatment facilities.

By contrast, pipelines services performed poorly in a difficult market, as municipalities sought to rein in spending on their water and sewerage infrastructure. In response to the fall in demand for pipeline assessment work, we closed sites in Texas, Tennessee, North Carolina and Connecticut.

> "The restructuring of the business has laid a strong foundation for growth when the economy recovers."
>
> **Len Graziano**
> President and
> Chief Executive Officer,
> Severn Trent Services

During the year, we combined the US and European operations of our water metering business and introduced new software that will enable us to read a wider range of water meters in use across the US.

Our international arm, Severn Trent Water International, focused on providing private sector management in Western Europe, where state-owned water authorities are being restructured. In 2002/2003, it increased turnover by 43%. We began our 30-year Italian contract to operate water and wastewater services in Terni, Umbria. This positions us well to take advantage of emerging opportunities in Italy. We also continued to operate in Belgium, Germany, Ireland and Portugal.

Severn Trent Water International's management consultancy business works with funding agencies and governments to support sustainable development and capacity building in the developing world and Eastern and Central Europe. During the year we were awarded a management contract for Guyana Water Incorporated, which covers the whole of Guyana. In Russia, we led two consultancy projects to improve water management in 14 cities.

Outlook
The restructuring of the business has laid a strong foundation for growth when the economy recovers. We also believe that our increased focus on international markets will help to insulate the business from future economic difficulties in particular regions.



Highlights

- Aseriti, the new brand for Severn Trent Systems in the UK, was created to help move the business forward with a new and exciting strategy of development and growth.
- Systems' work management business, under the Worksuite brand, is being transformed into a stand-alone business. Based in Houston, it has global reach through its partner network. Through restructuring, it lowered its cost base while retaining its leadership position in North America.

Systems

2002/2003 performance
Total turnover for Systems reduced to £61.3 million (£62.0 million). Systems produced a loss before interest, tax and exceptional items of £3.1 million (loss of £5.8 million). After an exceptional credit of £6.0 million (net exceptional charge £17.0 million), profit before interest and tax was £2.9 million (loss of £22.8 million).

Agreement has been reached with those customers in the US over the CIS-Open Vision contracts that were in dispute, with the associated costs of these problem contracts expected to be covered by the £25.0 million exceptional charge in 2001/2002. An exceptional credit of £6.0 million has been taken in the year, representing the release of part of the £25.0 million exceptional charge. Systems continues to provide some support and maintenance for these customers.

Aseriti, the new brand for Severn Trent Systems in the UK, was created to help move the business forward with a new and exciting strategy of development and growth.

Aseriti takes a strong interest and pride in the culture that it creates in its business. Through an extensive culture change programme, employees are being involved in creating an adaptive and constructive culture for now and the future.

In Severn Trent Water, Aseriti delivered a number of very large projects, including a field asset management system, and 5,000 seat technology refresh. We also put in place a benchmarked development services contract to ensure best value for our work with Severn Trent Water.

Aseriti has also had its first successes in winning business outside the utility market working on a variety of consultancy and technology projects for public and private sector clients.

Systems' work management business, under the Worksuite brand, is being transformed into a stand-alone business. Based in Houston, it has global reach through its partner network. Through restructuring, it lowered its cost base while retaining its leadership position in North America. Its customer reception continues to be strong. National Grid became a Worksuite customer in the past year. Industry leaders such as AEP, LG&E, PPL, and We Energies put Worksuite products into production. Both FPL, and in the UK, Severn Trent Water also implemented the new Worksuite wireless field products. The reception for its most recent products in the areas of the internet, scheduling and wireless continues to grow, with the wireless segment enhanced by a reseller agreement with Panasonic.

Property, Engineering consultancy and Insurance

2002/2003 performance
Total turnover from these businesses in the year was £73.0 million (£43.0 million) generating profit before interest and tax of £5.5 million (£1.5 million).

Property
Development activity during 2002/2003 continued at an encouraging level, with significant progress being made.

At Thorpe Park, Leeds, which has an ultimate capacity of 1.8 million sq. ft of office development, pre let buildings are in course of construction for WS Atkins plc and Boxwood plc, whilst a regional office for Bryant Homes Limited was handed over in March.

Daventry International Rail Freight Terminal remains the largest scheme to be undertaken by the company and during the year terms were concluded with Royal Mail for the construction of a new regional sorting hub of almost 300,000 sq. ft on a site of 30 acres. This building due for completion in August, has now been forward sold to a private investor.

At Hinckley, where the company had originally intended undertaking a distribution scheme, the site has been sold to another developer. Planning permission has recently been obtained for a 770,000 sq. ft mixed use scheme at Tournament Fields, Warwick.

Engineering consultancy
During the year Charles Haswell and Partners has been recognised as one of the top three medium-sized consulting engineers by a leading industry journal.

The company has continued to make a major contribution to the successful delivery of Severn Trent Water's capital programme for 2002/2003 and has been recognised by Yorkshire Water Services as a key member of its very successful Eastern Area Wastewater Capital Solution Team. It is also a member of a consortium that is delivering capital solutions to Scottish Water.

Charles Haswell and Partners is a key member of the team delivering the Dublin Port Tunnel Project which is the largest civil engineering project in Ireland and is a major contributor to the Channel Tunnel Rail Link project.

Through the introduction of its Business Management System the company has enabled the successful transition of its quality assurance processes to the ISO 9000:2000 standard.

Insurance
Derwent Insurance, based in Guernsey, provides insurance cover to Severn Trent group companies.

Our corporate vision is to be at the forefront of the environmental services industry. Our corporate values of environmental leadership, service and quality, enshrined in our Code of Business Principles and Conduct, define our business culture and guide our strategies.

Our policy
We strive to be a responsible corporate citizen and recognise that Severn Trent has an important role to play in achieving sustainable development for society as a whole. As part of this commitment we seek to conserve natural resources and to support the communities in which we operate.

Our role as an environmental services company means that our activities are of intrinsic benefit to society. However, our ability to achieve business success also makes a significant contribution to building a sustainable future. As well as delivering shareholder value, we support the wider community in ways that range from the employment opportunities we offer to our charitable donations.

Vision, values and principles
We aspire to high standards of corporate behaviour as we pursue our vision of leadership in the environmental services industry. To set an ethical framework for our activities we have published our values and a code of business principles, which are available on our website www.severntrent.com

Our values articulate the company's commitment to disposing of waste safely, providing value for money, conserving natural resources, maintaining infrastructure, and complying with all appropriate standards. The code of business principles guides our people as they face day-to-day challenges and covers issues ranging from obeying the law to displaying integrity.

Community support
Our community affairs programme focuses on the key themes of environmental education, the built environment and the natural environment.

In 2002/2003, we donated more than £0.2 million to community projects. Among the charities to benefit were Bridle Gate in Staffordshire, which provides educational opportunities for children with special needs, and the Cromford Venture Centre in Derbyshire, which helps young people build confidence and self-esteem.

Through our employee volunteering programme, we encourage our people to share their expertise with the charities we support. In 2002/2003, we supported employees in holding workshops with the Fairbridge charity in the West Midlands to provide disadvantaged young people with guidance about setting up their own businesses.

In addition to the community affairs programme, our Biffaward landfill tax credit scheme, which is administered by the Royal Society for Nature Conservation, provided £17 million for environment and community projects.

Around the world
Severn Trent Water International shares its skills to improve water management in the developing world and in Eastern and Central Europe.

For example, we are an active participant in the UK Government's Partners for Water and Sanitation initiative. Under this scheme, we are working to improve water and sanitation services in Nigeria, South Africa and Uganda.

Environmental management
We have a robust environmental management system, which has achieved the international ISO 14001 accreditation. To ensure that environmental management is pursued at a strategic level, it is overseen by our Environmental Advisory Committee, which reports directly to the Board.

Our progress
We are committed to being open about our corporate social responsibility performance. During the year we were again ranked top of our sector in the Dow Jones Sustainability Index and featured in the FTSE4Good Index. We publish full details of our progress in our Stewardship report and on our website.

To set an ethical framework for our activities we have published our values and a code of business principles, which are available on our website **www.severntrent.com**

The code of business principles guides our people as they face day-to-day challenges and covers issues ranging from obeying the law to displaying integrity.

Group results
Group turnover was £1,852.0 million (£1,794.3 million), an increase of 3.2% over last year. The growth in turnover was mainly due to the contribution of the non-regulated businesses, which increased turnover by 5.0% to £1,030.6 million (£981.4 million), representing 52.9% (52.2%) of the group total (before the elimination of inter segment trading). Turnover from water and sewerage increased by 2.0% to £917.9 million (£899.9 million).

Goodwill amortisation was £25.2 million (£26.5 million). There was a net exceptional charge of £40.8 million (£17.0 million) – see below.

Group profit before interest, tax, goodwill amortisation and exceptional items was 2.1% lower at £409.8 million (£418.8 million). The water and sewerage business was down by 2.6% to £325.5 million (£334.1 million). The group's non-regulated businesses in total were up by 3.7% to £104.5 million (£100.8 million), representing 24.3% (23.2%) of the group total (before unrealised profit on inter segment trading and corporate overheads).

Group profit before interest, tax and exceptional items was £384.6 million (£392.3 million). Group profit before interest and tax was £343.8 million (£375.3 million).

After interest charges of £159.4 million (£159.0 million), group profit before tax, goodwill amortisation and exceptional items was 3.6% lower at £250.4 million (£259.8 million). Group profit before tax and exceptional items was £225.2 million (£233.3 million) a reduction of 3.5%. Group profit before tax was £184.4 million (£216.3 million).

The total tax charge for the year was £84.3 million (£58.4 million) of which current tax represented £24.8 million (£16.1 million) and deferred tax was £59.5 million (£42.3 million). Minority interests were £0.9 million (£0.6 million). Profit after tax and minority interests was £99.2 million (£157.3 million).

Basic earnings per share were 28.9 pence (45.9 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 58.1 pence (63.2 pence), a decrease of 8.1%.

Operating activities generated a net cash inflow of £682.7 million. The main cash outflows were capital expenditure and financial investment of £454.0 million, equity dividends of £157.5 million and net financing costs of £146.7 million. The increase in net debt was £93.9 million.

Net debt at 31 March 2003 was £2,505.6 million (£2,411.7 million). Gearing, reflecting the provision for deferred tax, was 113% (105%). The group's net interest charge was covered 4.4 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items
There was a charge for exceptional items in the year of £40.8 million, comprising the net cost of:

- A charge of £46.8 million in Services for impairment in the carrying value of Water Purification and Operating Services (principally in pipeline services). This is an increase of £5.4 million from the £41.4 million charge reported at the half-year. The charge for impairment has no impact on cash flows;
- A £6.0 million credit from the release of part of the exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA.

In the previous year, there was a net charge for exceptional items of £17.0 million, all arising in Systems, comprising a profit of £8.0 million from the sale of Stoner Associates and a charge of £25.0 million in respect of certain of Systems' CIS-Open Vision contracts in the USA.

Over recent years, the group has generated a profit from the sale of fixed assets (principally arising from the sale of land by Severn Trent Water) which in 2002/2003 amounted to £6.5 million. The group's profit from the sale of fixed assets in 2003/2004 is currently expected to be significantly larger than in previous years with an anticipated outcome of around £10 million to £20 million. Given the magnitude of this anticipated outcome, the group currently expects to treat the profit from the sale of fixed assets in 2003/2004 as exceptional.

Taxation
The charge for current tax was £24.8 million (£16.1 million), an effective rate of 11.0% (6.9%) attributable to profit after interest and goodwill amortisation but before tax and exceptional items. The current tax rate has benefited from the utilisation of taxation allowances disclaimed in earlier years. Due to the changing shape and maturity of the group, the effective rate for the current tax charge as a percentage of profit after interest and goodwill amortisation but before tax and exceptional items is expected to increase.

The group has chosen to apply discounting in computing deferred tax. The deferred tax charge in future years is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next. Deferred tax has no impact on tax paid or cash flows.

Pensions
SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations, which in total had a net surplus (of approximately £57 million), to determine the pension charge in the group's accounts. The SSAP24 charge continues to be derived on this basis until the next formal actuarial valuation. Thus, notwithstanding the fall in equity values, this principle has been followed in determining the group's pension charge for 2002/2003, and is currently expected to be applied in 2003/2004.

On an FRS 17 basis, the estimated net position (before amounts deemed irrecoverable and deferred tax) of the group's defined benefit pension schemes was a deficit of approximately £325 million as at 31 March 2003, as compared to a surplus of approximately £30 million as at 31 March 2002. Net of deferred tax, the estimated net deficit on an FRS 17 basis

Profit before interest, tax, goodwill amortisation and exceptional items for the group's non-regulated businesses in total was up by 3.7% to £104.5 million (£100.8 million), representing 24.3% (23.2%) of the group total (before unrealised profit on inter segment trading and corporate overheads).

as at 31 March 2003 was approximately £228 million. As at 31 March 2003 the group's defined benefit pension schemes had total assets of approximately £746 million, of which around 67% was invested in equities.

The group has four defined benefit pension schemes, viz: the Severn Trent Water Pension Scheme (STWPS) which is by far the largest of the group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

The STMIPS is due its formal actuarial valuation as at 31 March 2003. It has been decided to bring forward the formal actuarial valuation of the UKWPS by one year to 6 April 2003. Given the deterioration in the funding position of these two schemes since their last formal actuarial valuations, these valuations are expected to result in an increased pension charge for the group in 2003/2004, that is provisionally estimated to be of the order of around £2 million to £5 million.

If the value of investments does not recover relative to liabilities, the next formal actuarial valuations of the STWPS and the STSSPS are expected to result in a significant additional increase in the group's pension charge. The next formal actuarial valuations for these two schemes must be undertaken as at a date that is no later than 31 March 2004.

For further information on the group's pension and retirement benefits, see note 23.

Treasury management

The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. A Treasury Committee (appointed by the Board) determines matters of Treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group uses financial derivatives solely for the purposes of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes. The duration of these swaps matches the duration of the principal instruments.

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2003, interest rates for some 76% of the group's net debt of £2,505.6 million were so fixed, at a weighted average interest rate of 6.2% for a weighted average period of 17.7 years. In addition, the group has £125 million of forward start interest rate swaps (floating to fixed) that commence during 2003/2004. These forward start interest rate swaps have a weighted average interest rate of 5.1% and a weighted average duration of 30 years.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the Euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

Further details of the group's borrowings, investments and financial instruments are contained in note 17 to the accounts.

Alan Perelman
Group Finance Director

Supplementary information

For supplementary information including the group's presentation to analysts, see the Severn Trent website (www.severntrent.com).













Alan Perelman
Derek Osborn
Brian Duckworth

David Arculus
Eric Anstee
Clare Tritton
Martin Bettington
John Banyard

Robert Walker
Marisa Cassoni
John McAdam
Martin Flower

Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
E E Anstee (Chairman)
T D G Arculus
M L Cassoni
F A Osborn
Secretary – P P Davies

Charitable Contributions Committee
B Duckworth (Chairman)
R M Walker
Secretary – P P Davies

Environmental and Corporate Social Responsibility Advisory Committee
F A Osborn (Chairman)
T D G Arculus
M J Bettington
R Brydon Jannetta
B Duckworth
L F Graziano
J W Oatridge
R M Walker
Secretary – P P Davies

Executive Committee
R M Walker (Chairman)
T D G Arculus
J K Banyard
M J Bettington
P P Davies (and Secretary)
B Duckworth
P J Gavan
J W Oatridge
A S Perelman
P K Tandon

Remuneration Committee
M C Flower (Chairman)
T D G Arculus
J D G McAdam
Secretary – P P Davies

Nominations Committee
T D G Arculus (Chairman)
M C Flower
J D G McAdam
Secretary – P P Davies

Treasury Committee
M L Cassoni (Chairman)
E E Anstee
T D G Arculus
T E Jack
A S Perelman
R M Walker
M R Wilson
Secretary – P P Davies

Senior independent non-executive Director
M C Flower

Group General Counsel and Company Secretary
P P Davies LL.B. Solicitor

David Arculus MA MSc Chairman (57)*
Mr Arculus joined the Board in May 1996 as a non-executive Director and was appointed Chairman on 29 July 1998. He is Chairman of Earls Court & Olympia Group Ltd and is a non-executive Director of Barclays PLC. He was recently appointed as a non-executive Director of MmO_2. From 1998 to October 2001 he was Chairman of IPC Group Ltd. Until 1997 he was Group Managing Director of Emap Plc, the international media company, where he played a significant role in the growth of that company. Mr Arculus was formerly a journalist and a producer at the BBC. In April 2002, he was appointed by the Government to chair its Better Regulation Task Force.

Robert Walker MA (58)
Mr Walker joined the Board in May 1996 as a non-executive Director. He was appointed Deputy Chief Executive in July 1999 and became Group Chief Executive in August 2000. He has previously worked for Procter & Gamble, McKinsey & Company and PepsiCo Inc. where he was a Division President. Mr Walker is also a non-executive Director of Wolseley Plc.

Eric Anstee FCA (52)*
Mr Anstee joined the Board in July 1999. He is Chairman of Mansell plc and a non-executive Director of SSL International plc. He was appointed Chairman of D P Communications (UK) plc in May 2002. Until August 2001 he was Chief Executive – Financial Services of Old Mutual Group, having been Group Finance Director from November 1998 to December 1999. Prior to that, he was Group Finance Director of The Energy Group PLC, which was acquired by Texas Utilities in 1998, and Group Finance Director of Eastern Group plc between 1993 and 1995 prior to its acquisition by Hanson plc. Before joining Eastern, he was a senior partner with Ernst & Young and a member of the Management Board of the Management Consultancy arm. He is a member of the Accounting Standards Board's Urgent Issues Task Force and a member of the Senate of the Institute of Chartered Accountants in England & Wales.

John Banyard BScEng FREng FICE FCIWEM (58)
Mr Banyard joined the Board in January 1998. He is an executive Director of Severn Trent Water Limited with responsibility for asset management. He is also a Director of UK Water Industry Research Limited, a member of the Court of Cranfield University and the Royal Academy of Engineering Visiting Professor of Water Engineering at Loughborough University. Mr Banyard is a Chartered Civil Engineer and has worked in a number of engineering roles within the group since joining Severn Trent in 1974. He was elected a Fellow of the Royal Academy of Engineering in 1997. He is currently President of the Pipeline Industries Guild.

Martin Bettington BSc MechEng MBA (50)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

Marisa Cassoni BSc ACA (51)*
Ms Cassoni joined the Board on 1 September 2001. She is currently Group Finance Director of Royal Mail plc, having previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. Ms Cassoni qualified as an accountant with Deloittes where she rose to be Corporate Finance Manager. She later moved to the Prudential Corporation, becoming Group Finance Director of the Prudential's UK Division in 1994.

Brian Duckworth BA FCCA FCIWEM FIWO (54)
Mr Duckworth joined the Board in November 1994. He has worked in various roles since joining Severn Trent in 1974 and was appointed Managing Director of Severn Trent Water Limited on 1 April 1995. Mr Duckworth was appointed as a non-executive Director of Avon Rubber plc and Redrow Plc in 2002. He has served as the President of the Institution of Water Officers and Chairman of Water UK, the water industry's trade association.

Martin Flower BA (56)*
Mr Flower joined the Board in June 1996 and is the senior independent non-executive Director. He is Group Chief Executive of Coats plc and, during his career at Coats, has been based in different parts of Europe, Asia Pacific and South America. He has a particular interest in and knowledge of European and EU affairs.

John McAdam BSc PhD (55)*
Dr McAdam joined the Board on 18 September 2000. He is Chief Executive and a member of the Board of ICI PLC. He joined ICI in 1997 following the acquisition of the Specialty Chemical Businesses from Unilever where he held a number of senior positions in Birds Eye Walls Ltd, Unichema International and Quest International. He was appointed Executive Vice President Coatings and Chief Executive of ICI Paints in 1998, and joined the Board of ICI PLC soon after when he also became responsible for Corporate Research & Technology. He took over as Chief Executive of ICI PLC in April 2003. He is a member of the University of Surrey Business Advisory Group.

Derek Osborn CB (62)*
Mr Osborn joined the Board on 21 September 1998 and is a leading figure in the environmental world. He was Chairman of the UK Round Table on Sustainable Development from 1999 to 2000 and is now a member of the UK Commission on Sustainable Development. He has been Chairman of UNED UK since 1996 and was Chairman of the International Institute for Environment and Development from 1998 to 2002. He is Chairman of Jupiter Global Green Investment Trust and of the international advisory board of ERM CVS. Mr Osborn was Director General of Environment Protection in the Department of the Environment from 1990 to 1995 and Chairman of the Management Board of the European Environment Agency from 1995 to 1999.

Alan Perelman MA MSc (55)
Mr Perelman joined the Board in October 2001 and was appointed Group Finance Director in December 2001. Prior to this he was Group Finance Director at Whitbread from 1990 to 2001. Previous positions held were Group Finance Director at The Gateway Corporation and various positions at Rio Tinto both in the UK and overseas.

Clare Tritton BA QC (67)*
Mrs Tritton joined the Board in November 1991. She is also a Trustee Director of certain of the Severn Trent pension schemes. Mrs Tritton has wide legal experience with emphasis on European Community law and particularly on competition law. She served on the Monopolies and Mergers Commission and on FIMBRA until May 1998. Mrs Tritton is Chief Executive of Throckmorton Estates and was, until recently, a non-executive Director of the Birmingham Royal Ballet Trust Company. She is also Chair of the Primary Immunodeficiency Association and serves on the Country Land and Business Association.

*Non-executive Director

The Directors present their report, together with the audited financial statements of the group for the year ended 31 March 2003.

Principal activities
The principal activities of the group continued to be the supply of water and sewerage services, waste management and the provision of environmental services. These are described in more detail, together with a review of the group's business and future developments, on pages 8 to 14 which should be read in conjunction with this report. Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2003 appear in notes 12 and 25 to the financial statements on pages 46, 47, 61 and 62.

Dividend and reserves
Details of dividends paid, payable and proposed are set out in note 8 to the financial statements on page 43. Subject to approval at the Annual General Meeting, the recommended final dividend of 28.56p (2002: 28.56p) net for each ordinary share will be paid on 1 October 2003 to shareholders on the register at the close of business on 20 June 2003, bringing the total for the year to 45.90p (2002: 45.90p). Proposed transfers to/from reserves are set out in note 20 to the financial statements on page 53.

Share capital
Details of movements in share capital are shown in note 19 to the financial statements on pages 51 and 52. A special resolution (Resolution 13) will be put to shareholders at the Annual General Meeting which, if passed, will renew the Directors' authority to issue equity securities for cash without first having to offer these securities to existing shareholders, as is required by Section 89 of the Companies Act 1985. The authority allows the Directors to allot equity securities in connection with a rights issue. It also permits the Directors to allot equity securities up to a maximum amount equal to 5% of the issued ordinary shares of the company. For these purposes, equity securities are ordinary shares in the company, but they do not include shares which are allotted under employee share schemes. By exempting the company from the requirements of Section 89 of the Companies Act 1985, the Directors will have greater flexibility to raise finance. The authority will be valid until the earlier of the conclusion of the next Annual General Meeting or 29 October 2004.

A rights issue would involve the company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares that a shareholder can buy in a rights issue depends on the number he/she already owns. Regulations in some countries prevent shareholders from participating in a rights issue and the resolution will allow the Directors to make alternative arrangements for those shareholders.

Renewal of authority to purchase own shares
Last year's Annual General Meeting authorised the Directors to purchase in the market the company's own ordinary shares and a special resolution will be proposed at this year's Annual General Meeting to renew the authority on the same terms (as outlined below). The Directors have no present intention that the company should purchase its own ordinary shares but they would, nevertheless, wish to be able to act quickly if circumstances arise in which they consider such purchases to be in the interests of shareholders generally. The proposed authority is set out in Resolution 14. The authority will be limited to approximately 10% of the company's issued ordinary share capital as at 31 March 2003. The minimum price per ordinary share payable by the company (exclusive of expenses) will be 65⁵⁄₁₉p, the nominal value of each ordinary share. The maximum to be paid per ordinary share on any exercise of such authority (exclusive of expenses) will be an amount not more than 5% above the average of the middle market quotations for ordinary shares of the company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of each purchase. Purchases will only be made on the London Stock Exchange and only in circumstances where the Board believes that they are in the interests of shareholders generally. Furthermore, purchases of ordinary shares will only be made if the Board believes that they would result in an increase in earnings per share. Any purchases will be financed out of profits available for distribution. This authority will be valid until the earlier of the conclusion of the next Annual General Meeting or 29 October 2004.

Supplier payment policy
Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Trade creditors at the year-end are estimated as representing no greater than 30 days' purchases (2002: no greater than 30 days).

Contributions for political and charitable purposes
Donations to charitable organisations during the year amounted to £275,868 (2002: £311,627). No political donations were made during the year.

It is the company's policy not to make any donations to political parties and the Board does not intend to change that policy. The Political Parties, Elections and Referendums Act 2000, however, defines political donations and expenditure very broadly which, in the continued absence of guidelines from the government, may cover some business activities not normally thought of as political donations, for example, involvement in seminars or functions that may be attended by politicians or job exchanges between industry and government.

Without such guidelines, the Board considers it prudent to obtain approval to incur expenditure on such activities and special resolutions to that effect (Resolutions 7 to 11) covering the company and certain of its subsidiaries, will be proposed at the Annual General Meeting. The Board will not use this authority to make any political donations, in the generally accepted sense.

Employees
The group employed 14,890 people as at 31 March 2003 (2002: 14,571). Of these 4,904 (33%) were employed in the water business, 4,232 (28%) in the Biffa waste business and 4,761 (32%) in the Severn Trent Services businesses. Approximately 30% of employees are based outside the UK, mainly in the USA, Belgium and Italy. The proportions of employees in each of the major business units continue to reflect the diversity of the group's activities.

Group companies continue to encourage communication with and between employees. Each of the major business units has its own in-house magazine, uses employee surveys, team briefings and 'tool box' talks, and has an intranet facility covering all main locations.

Intranets are increasingly used as the basis for open forum discussions and for 'suggestion' schemes.

The group-wide intranet is now established as the principal communication mechanism for senior managers across the group in the UK, Europe and the USA. The focus over the past year has been to develop intra-business collaboration and consultation, for example, between sales and marketing teams and technology experts. In addition, the extranet capability has been developed so that external contractors and suppliers working with an internal project team are able to

access the on-line 'team room'; for example the consultants and contractors supporting the Biffa project team on the Leicester City Council integrated waste contract.

Group companies continue to maintain good relationships with the recognised trade unions and their directly elected representatives.

After a series of discussions with the recognised trade unions, a revised collective agreement has been negotiated which harmonises terms and conditions of employment between the former UK Waste and Biffa Waste Services commercial, landfill and special waste divisions, and settled a pay award for two years; around 1,600 employees are covered by this collective agreement.

Severn Trent Water have successfully implemented a new Partnership Agreement with its recognised trade unions and this has received recognition from the TUC and Government ministers.

The annual meeting of the group's European Consultative Council took place in October 2002. These meetings are developing a dialogue and a better understanding of the issues facing our European businesses.

The Board endorsed Code of Business Principles and Conduct defines the values and vision of the group and underpins the strategies that guide business activities. The group's business goals are long term and the Code has been developed to provide appropriate ethical direction to sustain their achievement. The Code is available at the group website (www.severntrent.com).

Further details of the company's achievements vis-à-vis our stated sustainable development targets are detailed in the company's Stewardship report.

'Whistle blowing' procedures are in place in every group company to deal with allegations of harassment, bullying etc., and any other breaches of the company's codes and values.

Each business unit has ongoing training and development and succession planning mechanisms to ensure that there are sufficient technically and managerially competent employees available to meet current and future business needs and customer expectations. At the highest level, this is managed across the group by a Leadership Development programme, based on agreed competencies, covering the top 120 managers.

All group companies continue to invest in the development of their employees at all levels. Much of this development is externally verified either by processes such as Investors in People or by the achievement of a wide range of accredited qualifications.

The group's 'Lifestyle' flexible benefits scheme is now available to around 5,000 UK employees, with further increases envisaged.

Group companies continue to meet the minimum requirements of the employment legislation in each of the countries in which we operate and we also seek to operate at local best practice levels.

Diversity
Group companies continue to review their diversity policies and practices to ensure that they comply with the legislative requirements of each location in which we operate and also meet the company's Code of Business Principles and Conduct.

We have reviewed processes to ensure the accuracy of the data on the composition of our current workforce and during the last year many business units, including Severn Trent Services in the USA, have undertaken training programmes to emphasise the importance of diversity and equality. This and similar initiatives will ensure that we continue to attract and retain the best possible workforce that reflects the diversity of manpower resources available.

The company continues to actively participate in the Employer's Forum on Disability, embracing its approaches for both employees and customers.

Further information on the group's diversity position is detailed in the company's Stewardship report.

Health and safety
Once again, the effort to improve health and safety management has been undertaken during a period of further growth both in the UK and abroad and in an atmosphere of increased regulation.

The group has responded to these challenges and has refined its already maturing health and safety management system by introducing a comprehensive set of performance standards and technical guidelines designed to produce quantifiable benefits in the coming years.

The Group Health and Safety Committee, chaired by the Chief Executive, continued to monitor the performance and progress of safety programmes within group companies throughout the year including initiatives covering occupational road risk and behavioural safety. Group companies have continued to develop their own internal auditing systems in addition to existing group protocols.

Regrettably, however, we have to report an employee fatality in April 2002. Such accidents are investigated rigorously and the results used as lessons to promote improvement.

We will continue with our efforts to create a culture where proactive health and safety management is an integral part of the way in which we manage our business and a number of programmes are currently being introduced that will assist us towards this goal.

Substantial shareholdings
As at 10 June 2003 the company had been notified of the following substantial shareholding:

	Number of ordinary shares of 65 5/19p each	%
Legal & General Investment Management Limited	10,376,057	3.02

Accounts of Severn Trent Water Limited
Separate accounts for Severn Trent Water Limited are prepared and sent to the Director General of Water Services. A copy of these accounts is available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Research and development
Research and development expenditure, including the amounts that have been capitalised, amounted to £4.9 million (2002: £5.2 million)

Severn Trent Water has aligned its research and development activities to the likely requirements of AMP4 and in particular to the forthcoming standards for nutrient removal from sewage effluents, the control of odour at sewage treatment works and the efficiency of the anaerobic digestion process.

Sustainability remains a key theme, not least through participation in the DTI's Sustainable Water Management programme. Participation also continues in grant-aided consortia projects and with academic and research organisations.

Biffa has continued with its support into research to improve the understanding of sectoral resource flows in the economy. This mass balance resource flow programme is supported by both the Environmental Agency and by DEFRA in their efforts to develop better information reporting systems relating

to the flow of municipal solid waste. In addition, Biffa are chairing a DTI programme targeted at innovative waste treatment processes.

Severn Trent Laboratories have continued to develop new and improved analytical methods that improve efficiency or meet emerging client needs. New methods have been introduced to analyse volatile organic compounds in wastewater and improve the levels of detection of mercury analysis as well as improvements to the level of arsenic detection that can be achieved in water, sediment and soil samples.

Severn Trent Services research and development expenditure has focused on expanding the scope of its existing product range. This has included technical developments to the ClorTec hypochlorite dosing system, which has led to a 20% reduction in the amount of raw material used per pound of hypochlorite produced. In the UK instrumentation development has led to the introduction of a bufferless chlorine analyser which is now on trial with a number of customers and a lower cost water meter, designed for the global market.

Corporate governance

The company attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders. The company regards the Combined Code on Corporate Governance (the 'Code') as a valuable development of previous corporate governance arrangements and recommendations which it has embraced in recent years. Following the recommendations in the reports on the Role and Effectiveness of non-executive Directors (the Higgs Report) and Audit Committees (the Smith Report) the company is reviewing its corporate governance arrangements and will consider making changes as necessary and appropriate once the Financial Services Authority has finalised the amendments to the Code later in the year. Throughout the year ended 31 March 2003 the company has been in compliance with the provisions set out in Section 1 of the Code.

Statements by the Directors covering their responsibilities in relation to the group's system of internal control and the adoption of the going concern basis for the preparation of the financial statements are set out on pages 23 and 24 respectively.

The Board

A list of Directors and their background details appear on pages 18 and 19. The Board currently consists of five executive Directors and seven non-executive Directors. The Board has reviewed the status of the non-executive Directors and has confirmed that it regards them as being independent. However, Mrs Tritton's appointment has been reviewed during the year in light of her length of service and she will retire from the Board on 30 July 2003.

The Board meets ten times each year and convenes additional meetings to deal with major matters as and when these arise. The Board has established a formal schedule of matters which are specifically reserved to it for decision thereby ensuring that it maintains control over strategies and financial and key operational issues. It has also put in place an organisational structure with clearly defined lines of responsibility and delegations of authority, which are reviewed from time to time.

Board committees

The Board has delegated certain powers and duties to the Board committees all of which operate within clearly defined terms of reference and in accordance with the Code, where applicable. The terms of reference are currently undergoing a periodic review. All the committees meet regularly throughout the year except for the Nominations Committee which meets when required. The membership of the committees is set out on page 18.

The Nominations Committee makes recommendations to the Board on the appointment to the Board of both executive and non-executive Directors, considers succession planning and related issues.

The Remuneration Committee's principal terms of reference are set out in the Remuneration report on pages 25 to 30.

The main responsibilities of the Audit Committee are referred to later under 'Internal control'.

The Treasury Committee determines matters of treasury policy and its approval is required for certain treasury transactions. The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy statement. Compliance with these policies and procedures is monitored by management, by the group's internal auditors and, to the extent necessary to support their audit report, by the external auditors.

The Environmental and Corporate Social Responsibility Advisory Committee's principal terms of reference are to help to develop further both the company's environmental leadership, strategy and objectives and address matters relating to corporate social responsibility. Additional details of the company's environmental objectives may be found on page 24.

The Charitable Contributions Committee meets regularly throughout the year to award donations to charities.

Finally, the Severn Trent Executive Committee has delegated authority to approve capital and other expenditure within defined limits which have been reviewed during the year by the Board. Proposals involving major undertakings or matters of strategic significance are subject to the detailed review and approval of the Board. The Executive Committee is responsible for reviewing the financial and operational performance of all companies within the group and in establishing, or supporting the Board in establishing policies covering organisational and employment matters.

Directors

Details of current Directors are shown on pages 18 and 19.

Mr E E Anstee, Mr T D G Arculus and Mr R M Walker retire from the Board by rotation in accordance with the Articles of Association of the company and, being eligible, offer themselves for reappointment at this year's Annual General Meeting.

Mrs C Tritton will retire from the Board at the conclusion of this year's Annual General Meeting but will not be seeking reappointment.

Mr Walker has a service contract which provides for not less than 12 months' written notice of termination by the company and not less than 12 months' written notice by him, expiring at any time.

Mr Anstee and Mr Arculus, being non-executive Directors, do not have service contracts with the company.

The Directors of the company at 31 March 2003 and their interests in the shares of the company can be found on pages 29 and 30. No Director had an interest in the shares of any subsidiary undertaking. No contract significant to the company's business in which a Director had a material interest was entered into during the year.

Auditors

As of 1 April 2003 the Board has instituted formal policies and procedures so as to minimise the risk of the independence and objectivity of the group's external auditors (the 'Auditors') being compromised. The primary policies in place include the following safeguards:

1) In their assessment of the independence of the Auditors, the Audit Committee receives annually in writing details of relationships between the Auditors and the group, which may bear on the Auditors' independence and receives confirmation that they are independent of the group as required by auditing standard SAS 610.

2) The Audit Committee meets with the Auditors three times a year, with executive management in attendance by invitation. The Audit Committee and the Auditors also hold separate meetings on these occasions without the attendance of executive management and at any other time at the sole discretion of either the Audit Committee or the Auditors.

3) The Audit Committee annually reviews the level of the Auditors' fees in respect of the audit of the financial statements of the group and its subsidiaries at the same time as considering the adequacy of the Auditors' proposed audit plan.

4) In addition to the annual appointment of Auditors by the shareholders, the Audit Committee reviews the Auditors' performance on an ongoing basis.

5) The Board has instituted the following policies in relation to the performance by the Auditors of services for the group:

   Audit-related services (including reporting on regulatory accounts, covenant and other borrowing related matters and Stock Exchange circulars)
   Subject to conflict of interest or other pertinent issues impacting delivery of the services, the Auditors are used to perform such work on behalf of the group. The Audit Committee has recently specifically addressed the longevity of appointment of the Auditors but has decided not to take any action for the time being.

   Tax compliance and tax advisory services
   Given their knowledge of the group, subject to conflict of interest or other pertinent issues impacting delivery of the services, the Auditors are used to undertake tax compliance and general tax advisory services. Specific projects are assessed on a case by case basis, depending on who is best suited to perform the work.

   Internal audit services
   The group has its own internally resourced Internal Audit Department with a direct and independent reporting line to the Audit Committee. It is the intention that no such services should be provided by the Auditors, except on rare occasions in relation to standalone projects, where specialist skills are required and then only with the express, prior authorisation of the Audit Committee Chairman.

   Transaction related services
   Historically the Auditors have generally been used for such work. However, it has been decided to commence a competitive process to decide who should undertake transaction related services for the group. The Auditors have been invited to participate in this process and will continue to undertake such work pending the outcome of this process.

   Other advisory services (excludes services in the above four categories)
   Each project is assessed on a case by case basis, depending on who is best suited to perform the work. Any material project for 'other advisory services' (fees in excess of £100,000) where the Auditors were being considered for the provision of the service would be the subject of a competitive process. Further, any projects for 'other advisory services' where the fees payable to the Auditors exceed £500,000 must be approved by the Audit Committee.

   The level of non audit-related services provided by the Auditors and the associated fees will be considered annually by the Audit Committee in the context of the Auditors' independence, as part of the Audit Committee's review of the adequacy and objectivity of the audit process. An analysis of fees payable to the Auditors in respect of audit and non audit-related services is provided on page 41.

6) It is the group's policy to seek rotation of the Auditors' principal engagement partner as a matter of course every five years and, where deemed appropriate by the Audit Committee, of other key members of the audit team.

Internal control

The Board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The Board has formally established policies and processes for identifying and evaluating the significant risks faced by the group. There are established procedures for managing these risks, of which the key elements are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; and monthly reporting of financial results and other key business monitors.

The executive Directors and senior management teams of each of the principal subsidiary companies have identified the risks facing their businesses and have made an assessment of the impact of those risks. The controls that are in place to manage each of the more significant risks in each unit have been identified within a comprehensive control framework and an assessment has been made of the effectiveness of these controls.

The Directors of each of the principal subsidiary companies regularly consider new risks and threats and control weaknesses that may have become apparent and report at six-monthly intervals to the Group Chief Executive. They also conduct an annual review of the risks facing their businesses and report on this review in one of the six-monthly reports.

The Board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The Audit Committee meets three times a year and both the internal and external auditors have direct access to the Chairman of the Committee. The Audit Committee receives reports on a six-monthly frequency from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified are also reported to the Audit Committee. The Audit Committee also receives reports from internal audit and from management on specific control issues, agrees audit strategies and reviews reports from management on the financial results of the group. In addition, the external auditors present their audit strategy to the Audit Committee and report on significant control issues upon completion of their audit. The Chairman of the Audit Committee reports to the Board as do the external auditors.

The Directors confirm that there is an ongoing process for the identification, evaluation and management of the significant risks faced by the group. This process has been in place throughout the year ended 31 March 2003 and up to the date of approval of the Annual Report and Accounts. It accords with the guidance in the report on 'Internal Control Guidance for Directors on the Combined Code'. A sound system of internal control is designed to manage risks but cannot eliminate them and therefore provides reasonable but not absolute assurance against a company failing to meet its business objectives or against material errors, losses or fraud or breaches of laws or regulations.

On 20 January 2003, the group established by the Financial Reporting Council ('FRC') and chaired by Sir Robert Smith published its report on the roles and responsibilities of audit committees and recommendations on the development of the existing Combined Code guidance. The Audit Committee has given preliminary consideration to, and will continue to assess its compliance with, the provisions of the report. The Audit Committee's terms of reference have been periodically reviewed in recent years in order to ensure that they comply with good practice.

Environment, corporate social responsibility and sustainable development

The company's corporate vision is to be at the forefront of the environmental services industry. The company has a policy statement that defines how the vision is incorporated into the company's activities in relation to the environment, corporate social responsibility and sustainable development.

The Board has established an Environmental and Corporate Social Responsibility Advisory Committee to provide advice on the company's activities and programmes in relation to the environment and aspects of corporate social responsibility and a Charitable Contributions Committee, which is responsible for allocating the charitable contributions budget as approved by the Board each year.

The company reports on its environmental and corporate social responsibility performance and its contribution to sustainable development in the annual 'Stewardship' report. The most recent edition of the report may be obtained from our website www.severntrent.com or by sending a request for a free copy to the address given on the back cover.

The company complies with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental matters.

Economic and Monetary Union

The group started preparations for the introduction of the euro in mid-1997. The experience gained from the conversion of our subsidiary and associated companies located in the euro area countries has been a useful input into the conversion planning. The group has developed an internal changeover plan that seeks to prepare for the significant system changes that would be necessary if the UK enters the EMU.

Communications with shareholders and the Annual General Meeting

The company attaches considerable importance to the effectiveness of its communications with shareholders. Prior to the Annual General Meeting, private investors are given the opportunity to meet the Board and also to question them during the meeting itself. They are encouraged to participate in the meeting. Photographic displays and literature are available to shareholders at the Annual General Meeting to demonstrate the nature and extent of the group's environmental services. The company also responds to enquiries from shareholders as they arise throughout the year. The company will, on request, provide a summary of the proceedings of the Annual General Meeting.

Regular communication is maintained with institutional shareholders and fund managers through meetings and presentations. Such communications are sensitive to the need not to disclose potentially price-sensitive information.

Going concern

The Board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 32 to 62 have been prepared on the going concern basis.

Auditors

Following PricewaterhouseCoopers' conversion to a Limited Liability Partnership on 1 January 2003, PricewaterhouseCoopers resigned as auditors and PricewaterhouseCoopers LLP was appointed by the Board to fill the casual vacancy. The Companies Act 1985 requires that special notice be given of the resolution to reappoint PricewaterhouseCoopers LLP as auditors at the forthcoming Annual General Meeting. The appropriate special notice has been served on the company and, accordingly, a resolution proposing the reappointment of PricewaterhouseCoopers LLP will be put to the Annual General Meeting.

By order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary

10 June 2003

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the company's policy on the remuneration of executive Directors.

The Committee determines the total remuneration packages and contractual terms and conditions for these individuals.

The policy framework for remunerating all senior executives is consistent with the approaches taken for executive Directors.

The Remuneration Committee is comprised exclusively of independent non-executive Directors of the company. The members of the Remuneration Committee during the year were:
M C Flower (Chairman)
T D G Arculus
J D G McAdam

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee complies with the Combined Code on Corporate Governance of the Financial Services Authority. In setting performance related remuneration the Committee has regard to the provisions set out in Schedule A to the Code.

Advisers
To ensure that Severn Trent's remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from experienced international consultants.

The Committee has received material advice from Deloitte & Touche (who replaced Andersen on 1 August 2002), Hay Management Consultants and Watson Wyatt who have been appointed by the Committee for the purpose of providing this advice.

In relation to other services provided to the group, Deloitte & Touche provide overseas tax advice and Watson Wyatt are the actuaries to the group's main UK pension schemes.

All three consultants provide employee benefits services and/or remuneration advice to the group below Board level.

The appointment of the principal adviser (currently Deloitte & Touche) will be formally reviewed by the Committee during the financial year 2003/2004.

The Group Chief Executive and the Group Services Director also provide advice and are invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own remuneration. The Group Company Secretary acts as Secretary to the Committee.

Remuneration policy
The company's ongoing remuneration policy for executive Directors is to review regularly and update as appropriate the framework to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based on the following principles:

- Incentives are aligned with the interests of shareholders and reward the creation of long-term value;
- Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and at maximum vary between 120% and 150% of basic pay;
- The total compensation package for on-target performance should be fully competitive in the relevant market;
- Packages are structured flexibly to meet critical resource needs and retain key executives.

The Committee seeks to take a prudent and responsible approach taking into account the interests of shareholders, customers, employees and the local community.

Personal shareholdings
The company does not have a policy which requires executive Directors to have a minimum holding of ordinary shares in Severn Trent but, through a variety of share schemes, encourages all employees to hold shares in the company.

External directorships
Executive Directors are encouraged to take on external non-executive directorships. In order to avoid a conflict of interest all such appointments are subject to the approval of the Remuneration Committee and the Board. Directors are normally only able to retain the fees arising from one such appointment.

Chairman and other non-executive Directors
Mr T D G Arculus is paid fees of £117,600 per annum. In addition, the company contributes £28,680 per annum to Mr Arculus's private pension arrangements, as well as providing private health scheme insurance and car provision and allowance. In addition, a further fee of £10,000 per annum is paid in the form of shares in the company.

Mr Arculus does not participate in any of the company's pension arrangements, share or bonus schemes or have the benefit of the provision of fuel for the car.

The remuneration policy for non-executive Directors is determined by the Board, within the limits set out in the Articles of Association.

Remuneration comprises an annual fee for acting as a non-executive Director of the company and additional fees for acting as:

- Chairman of a Board Committee;
- Senior non-executive Director;
- Trustee of a company pension scheme;
- Non-executive Director of a subsidiary company.

Non-executive Directors are not eligible to participate in incentive plans nor is any pension provision made except as detailed in relation to Mr Arculus.

Non-executive Directors receive payment of part of their fees in the form of Severn Trent ordinary shares.

The non-executive Directors do not have service contracts or consultancy agreements with any group company.

Remuneration package for executive Directors
The remuneration package for executive Directors comprises the following elements:

- Base salary and benefits;
- Annual bonus plan;
- Long Term Incentive Plan;
- Post-retirement benefits.

The performance related elements, when valued at on-target performance, comprise more than 60% of the total potential package (excluding post-retirement benefits).

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive Director within a range having regard to the market median for similar roles in large publicly quoted companies. Salaries for individual Directors are reviewed annually by the Remuneration Committee recognising the individuals' performance and contribution and developments in the relevant employment market.

The principal non-salary benefits for executive Directors include the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme. Since January 2002, the executive Directors have been allowed to 'flex' these benefits under the company's Lifestyle scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of Directors' emoluments on page 28.

Annual bonus plan
Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established by the Remuneration Committee to align executive Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for quality, service, environmental performance and the achievement of personal objectives. The maximum amount payable under the bonus scheme in 2002/2003 was 50% of base salary which is paid only for superior financial performance. Financial performance accounts for 60% of the total bonus potential and 40% is dependent on performance in respect of the remaining factors. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. Annual bonus payments are not taken into account in calculating pension entitlements. The actual bonuses awarded by the Remuneration Committee for the year ended 31 March 2003 are shown in the table of Directors' emoluments on page 28.

Long-term incentives
A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting and amended with shareholder approval at the 2001 Annual General Meeting.

The performance for the 2001 and 2002 LTIPs is measured by reference to a combination of Total Shareholder Return ('TSR') and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual executive Director in any year is such number of shares as have a market value equal to 100% of base salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with a number of selected comparator companies and that the EP targets have also been met. The performance criteria are specific to each Award. For the performance periods effective from 1 April 2001 and 1 April 2002, Mr Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries.

For the 2001 and 2002 Awards the comparator group consists of:

AWG Plc, Kelda Plc, Pennon Group Plc, Shanks Plc, United Utilities Plc and Waste Recycling Group Plc.

For the executive Directors an award under the 2001 and 2002 LTIP schemes will be triggered if the comparator TSR performance is at the median or above and the EP meets the scaled targets set. EP is calculated by reference to a rate of return of 7.5%.

It is considered that the performance conditions are appropriate since we compare our performance against companies in a similar sector, whilst at the same time strengthening the alignment with shareholders by placing emphasis on EP and sustained long-term value creation.

TSR performance will be assessed using an external data source such as Datastream, for share price and dividends in the period. The calculations of EP will be based on information from the company's financial statements and will be verified by external advisers.

The performance period for allocations of shares made in 2000 ended on 31 March 2003. The Remuneration Committee has determined, based on the company's TSR performance over the three year performance period, that participants are entitled to 50% of the shares allocated. In respect of the 2000 LTIP the qualifying condition for vesting was that the company's TSR performance was ranked median against the following comparators: AWG, BG, National Power, Kelda, Pennon, ScottishPower, Scottish and Southern Energy and United Utilities. Hyder, Powergen and Thames Water were constituents of the original comparator group but were acquired during the performance period and it was determined that they should be excluded from the comparator group. The measurement of the performance of BG and National Power incorporated the performance of Innogy and Lattice subsequent to the demerger. The shares in respect of the 2000 award will be released to executive Directors as soon as practicable following the announcement on 10 June 2003 of the company's results for the year ended 31 March 2003.

Performance graph

Our reward programmes are designed to support the generation of total shareholder return. The graph below shows the total shareholder return for the FTSE 100 and the company since 1 April 1998. The FTSE 100 has been chosen because it is considered to be the most appropriate basis for comparison as it is a broad equity index in which the company is a constituent.


TSR Index at 1.4.98 = 100
120
110
100
90
80
70
60
50
98
99
00
01
02
03
Year ended March
Severn Trent
FTSE 100 index

Post-retirement benefits
The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme ('the Scheme'). All current executive Directors participate in the Scheme.

The Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:
- A normal retirement age of 60 years;
- An overall pension at normal retirement age of two-thirds of final pensionable salary, subject to the completion of 20 years' pensionable service;
- Life cover of 4 x pensionable earnings;
- A pension payable in the event of retirement on grounds of ill health;
- A spouse's pension on death.

Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In certain circumstances, and subject to payment of suitable additional contributions by the company and the individual, consent may not be required for early retirement above the age of 55 and the reduction may be reduced or eliminated. In the event of incapacity early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase at a rate of price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for increases to pensions in payment in excess of any Guaranteed Minimum Pension in line with price inflation.

The company has a future obligation in respect of Mr R M Walker and Mr A S Perelman, both of whom joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (2002/2003: £97,200), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £269,117 for Mr Walker, and £167,202 for Mr Perelman.

The Committee decided that in cases of executive Directors where the employees' pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of pension cap) the executive Director would only be required to contribute up to the Inland Revenue Limit, although their pension would still be based on their actual earnings.

As explained above, the executive Directors are members of defined benefit pension arrangements. In previous years' accounts, disclosures of these benefits have been made under the requirements of the Stock Exchange Listing Rules. These Rules are still in place, but it is now also necessary to make disclosure in accordance with the Directors' Remuneration Report Regulations 2002.

A table detailing the executive Directors' pension provisions, under the two sets of requirements, is shown on page 28.

Forward-looking statement

The Committee will keep the existing remuneration arrangements, as detailed in this report, under review during the next year to ensure that the company's reward programmes remain competitive and provide appropriate incentives. No significant changes to the reward arrangements for executive Directors are anticipated. However, as usual there will be individual reviews of base salary, annual bonus and LTIP awards. The performance targets for incentive arrangements will also be reviewed to ensure alignment with the group strategy.

Directors' service agreements and letters of engagement

The current policy of the Remuneration Committee is that executive Directors are employed on contracts subject to no more than 12 months' notice, in accordance with current corporate governance best practice. The executive Directors are required to give not less than six months' notice of termination (12 months in the case of the Group Chief Executive). In the case of new appointments from outside the group, in order to attract and retain high calibre individuals, there may be an entitlement to a 24 months' notice period reducing to 12 months at the end of the first year of employment.

In the case of executive Directors who were appointed prior to 1999 and who previously had written notice periods in excess of 12 months, contractual terms were put in place in March 2000 which define levels of compensation payments that might be payable in the event of redundancy or breach of contract, such payment not being triggered in the event of dismissal for misconduct or poor performance.

The obligations under the arrangements are service related with four weeks pay for each year of service to a maximum of 25 years, one year's bonus and £20,000 for loss of benefits (car, health insurance etc).

There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company.

Pages 28 to 30 and the tables thereon comprise the 'auditable part' of the remuneration report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

The dates of the current executive Directors' agreements, the dates on which their appointments became effective and the current expiry dates of their agreements are as follows:

Executive Director	Date of agreement	Effective date	Expiry date
J K Banyard	20 April 1998	23 January 1998	Terminable on 12 months' notice
M J Bettington	28 December 1994	8 November 1994	Terminable on 12 months' notice
B Duckworth	11 January 1995	8 November 1994	Terminable on 12 months' notice
A S Perelman	11 September 2001	1 October 2001	Terminable on 12 months' notice
R M Walker	7 July 1999	12 July 1999	Terminable on 12 months' notice

Mr R M Walker is the subject of reappointment as an executive Director at the Annual General Meeting and the Committee believes that his extensive knowledge and experience fully justifies the continuation of the contractual arrangement outlined above.

In respect of the Chairman and current non-executive Directors the dates on which their appointments took effect and the current expiry dates are as follows:

Chairman and non-executive Directors	Effective date	Current expiry date
T D G Arculus	20 May 1996	28 July 2004
E E Anstee	30 July 1999	29 July 2005
M L Cassoni	1 September 2001	31 August 2004
M C Flower	11 June 1996	10 June 2005
J D G McAdam	18 September 2000	17 September 2003
D A Osborn	21 September 1998	20 September 2004
C Tritton	1 November 1991	30 July 2003

It is the normal practice of the company for non-executive Directors to serve three three-year terms. Non-executive Directors have no right to compensation on the early termination of their appointment.

Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees[3] £000	Benefits[5] in kind £000	Annual bonus £000	Other[1] £000	Total 2002/2003 £000	Total 2001/2002 £000
Chairman and other non-executive Directors						
T D G Arculus (Chairman)	127.6	21.2	–	6.0	154.8	140.9
E E Anstee	32.5	–	–	0.4	32.9	31.5
M L Cassoni	28.9	–	–	0.5	29.4	16.0
M C Flower	44.0	–	–	0.4	44.4	40.9
J D G McAdam	27.5	–	–	0.4	27.9	26.7
F A Osborn	50.0	–	–	0.2	50.2	50.9
A H Simon (resigned 26.07.02)	11.4	–	–	0.1	11.5	33.8
C Tritton	32.9	–	–	–	32.9	31.1
Executive Directors						
J K Banyard	175.0	21.3	83.1	0.4	279.8	240.3
M J Bettington	250.0	20.1	63.7	–	333.8	282.0
R A S Costin (retired 21.12.01)[4]	–	–	–	–	–	214.6
B Duckworth	235.0	21.1	105.8	0.1	362.0	314.3
A S Perelman	335.0	25.3	151.4	0.5	512.2	336.8
R M Walker[2]	406.0	34.9	170.5	0.1	611.5	492.7
Total emoluments	1,755.8	143.9	574.5	9.1	2,483.3	2,252.5

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors.

2 Aggregate emoluments for Mr Walker, as highest paid Director, amounted to £611,500 (2002: £492,700).

3 Included within fees for the non-executive Directors, are amounts elected to be received by way of shares rather than as emoluments, to encourage participation in line with corporate governance best practice. 224 shares with a gross value of £2,500 were received by all of the non-executive Directors for the period, with the exception of Mr Arculus who received 908 shares with a gross value of £10,000. Mr Simon, who resigned in the year, received his time apportioned award of £801 in cash.

4 Mr Costin's salary and benefits in kind in the previous financial year are those amounts earned up to the date he retired as a member of the Board (21 December 2001). In the remainder of the previous financial year he received a further £52,700 in salary and £6,100 of benefits in kind in relation to the period following his retirement from the Board to 31 March 2002. Mr Costin retired from the company on 12 May 2002 aged 59. He received a further £214,925 of salary, bonus of £58,963 and £25,732 of benefits in kind in the current financial year being the balance of his contract which terminated at the age of 60.

5 Benefits in kind include the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

Directors' pension provisions[3]

	Accrued pension at 31.03.03 £ pa	Increase in accrued pension during the year £ pa	Increase in accrued pension during the year (net of inflation)[1] £ pa	Transfer value of increase in accrued benefits at 31.03.03 £000	Transfer value of accrued pension at 31.03.03[2] £000	Transfer value of accrued pension at 31.03.02[2] £000	Increase/ (decrease) in transfer value over the year, net of Director's contributions £000
J K Banyard	118,855	7,264	3,811	55.7	2,065.3	1,790.9	263.9
M J Bettington	110,197	22,191	19,468	159.6	988.3	971.2	2.1
B Duckworth	131,114	14,313	10,698	114.7	1,578.8	1,512.5	52.2
A S Perelman	16,729	11,247	11,077	130.8	219.5	74.5	130.4
R M Walker	50,345	18,067	17,068	279.9	868.7	515.8	338.3

The pensions shown above will be provided through both the Severn Trent Senior Staff Pension Scheme and the Severn Trent Supplemental Pension Scheme.

1 Inflation over the year is measured by reference to the increase in the retail price index between March 2002 and March 2003.

2 The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

3 In addition, the company contributes £28,680 per annum to Mr Arculus's private pension arrangements.

The Directors of the company at 31 March 2003 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2002 or subsequent date of appointment Number of ordinary shares of 65⁵⁄₁₉p each	At 31 March 2003 Number of ordinary shares of 65⁵⁄₁₉p each	At 10 June 2003 Number of ordinary shares of 65⁵⁄₁₉p each
Chairman and other non-executive Directors			
T D G Arculus (Chairman)	10,551	11,046	11,459
E E Anstee	2,133	2,255	2,357
M L Cassoni	116	238	340
M C Flower	1,133	1,255	1,357
J D G McAdam	133	255	357
F A Osborn	643	765	867
C Tritton	2,860	2,982	3,084
Executive Directors			
J K Banyard	15,183	17,058	18,140
M J Bettington	9,144	9,144	9,144
B Duckworth	18,217	19,739	21,046
A S Perelman	–	40	40
R M Walker	598	638	638

Messrs Banyard, Bettington, Duckworth, Perelman and Walker have further interests in the company's ordinary shares of 65⁵⁄₁₉p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'LTIP') on 10 August 2000, 30 August 2001 and 24 September 2002. The LTIP operates on a three-year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The details of the performance criteria are explained in the Remuneration Report on page 26. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2002 Number of ordinary shares of 65⁵⁄₁₉p each	Awards lapsed during year	Awarded during year	Market price at time of award (p)	At 31 March 2003 Number of ordinary shares of 65⁵⁄₁₉p each
J K Banyard	31,456	(6,369)	19,521	695	44,608
M J Bettington	39,522	(7,895)	27,888	695	59,515
B Duckworth	42,893	(9,288)	26,215	695	59,820
A S Perelman	31,428	–	36,812	695	68,240
R M Walker	61,447	–	64,701	695	126,148

No awards vested during the year, consequently there has been no gain on vesting (2002: £ nil).

No further awards have been made under the LTIP as at 10 June 2003.

The performance period for allocations of shares made in 2000 ended on 31 March 2003. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return over the three year performance period, that participants are entitled to 50% of the award. The details of the performance criterion are explained in the Remuneration report on page 26. The 2000 contingent awards of shares are included in the table above and the actual number of shares to which each individual has become entitled from the 2000 award is as follows:

	Date of award	Market price at time of award (p)	Number of ordinary shares of 65⁵⁄₁₉p each vested from the 2000 award
J K Banyard	10 Aug 2000	735	4,818
M J Bettington	10 Aug 2000	735	5,759
B Duckworth	10 Aug 2000	735	6,502
R M Walker	10 Aug 2000	735	6,506

As at 10 June 2003 the shares from the 2000 contingent award had not vested but would do so as soon as practicable.

ii) Options over ordinary shares

	At the start of the year (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Executive share options									
J K Banyard	7,800	–	–	–	7,800	1993	625	Dec 1996	Dec 2003
B Duckworth	8,528	–	–	–	8,528	1993	625	Dec 1996	Dec 2003
Sharesave options[1]									
J K Banyard	1,633	1,633[4]	–	–	0	1997	528	Apr 2002	Sep 2002
	1,024[5]	–	–	–	1,024	2000	473	May 2003	Oct 2003
	866	–	–	–	866	2002	548	May 2005	Oct 2005
M J Bettington	2,158[6]	–	–	–	2,158	1998	799	Apr 2003	Sep 2003
B Duckworth	1,306	1,306[7]	–	–	0	1997	528	Apr 2002	Sep 2002
	1,228[8]	–	–	–	1,228	2000	473	May 2003	Oct 2003
	693	–	–	–	693	2002	548	May 2005	Oct 2005
	–	–	–	1,057	1,057	2003	536	May 2006	Oct 2006
A S Perelman	–	–	–	3,064	3,064	2003	536	May 2008	Oct 2008
R M Walker[10]	3,235	–	3,235	–	0	2001	568	May 2008	Oct 2008
	–	–	–	1,763	1,763	2003	536	May 2006	Oct 2006

1 The executive Directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme.
2 The total gain on exercise of share options during the year amounted to £6,083 (2002: £ nil).
3 No executive share options in respect of executive Directors were granted or lapsed during the year. At 31 March 2003 there were 194 other executives participating in the group's Share Option Scheme (2002: 188).
4 Mr Banyard exercised 1,633 options during the year at £5.28. The market price at exercise date was £7.35 and the gain on exercise amounted to £3,380.
5 Since the year-end, Mr Banyard exercised 1,024 options at £4.73. The market price at exercise date was £7.19½ and the gain on exercise amounted to £2,524.
6 Since the year-end, Mr Bettington cancelled 2,158 options.
7 Mr Duckworth exercised 1,306 options during the year at £5.28. The market price at exercise date was £7.35 and the gain on exercise amounted to £2,703.
8 Since the year-end, Mr Duckworth exercised 1,228 options at £4.73. The market price at exercise date was £7.19½ and the gain on exercise amounted to £3,027.
9 The gains on share options referred to above are the notional gain, before taxation, based on the difference between the exercise price and the mid-market price at the close of business on the date of exercise. It does not indicate that this was the actual gain realised on the sale of shares or that the shares in question have necessarily been sold.
10 Mr Walker was granted options over 1,763 ordinary shares in the company's three year Sharesave Scheme on 8 January 2003. On 28 January 2003 he ceased participation in the company's 2001 seven year Sharesave Scheme to comply with Inland Revenue contribution limits, and his options over 3,235 ordinary shares were cancelled.
11 At the close of business on 31 March 2003 the mid-market price of the company's shares was 716p (28 March 2002 (last trading day): 738p) and the range during the year was 589.5p to 787p.

Directors' responsibilities in relation to the financial statements

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for the financial year.

The Directors consider that in preparing the financial statements, the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom Accounting Standards which they consider applicable have been followed, any material departures being disclosed and explained in the financial statements.

The Directors have responsibility for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Severn Trent Plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Severn Trent Plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Group Chief Executive's review, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
- The financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2003 and of the profit and cash flows of the group for the year then ended;
- The financial statements have been properly prepared in accordance with the Companies Act 1985; and
- Those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors,
Birmingham 10 June 2003

Group profit and loss account

	Notes	2003 £m	2002 £m
Turnover: group and share of joint ventures		**1,855.8**	1,799.1
Less: share of joint ventures' turnover		**(3.8)**	(4.8)
Turnover	2	**1,852.0**	1,794.3
Operating costs before goodwill amortisation and exceptional items		**(1,453.0)**	(1,385.4)
Goodwill amortisation	3	**(25.2)**	(26.5)
Exceptional impairment of goodwill and tangible fixed assets	3	**(46.8)**	–
Exceptional contract provision release/(costs)	3	**6.0**	(25.0)
Total operating costs	3	**(1,519.0)**	(1,436.9)
Group operating profit		**333.0**	357.4
Share of operating profit of joint ventures and associates	2	**10.8**	9.9
Exceptional profit on disposal of business	7	**–**	8.0
Profit before interest, goodwill amortisation and exceptional items	2	**409.8**	418.8
Goodwill amortisation	2	**(25.2)**	(26.5)
Profit before interest and exceptional items	2	**384.6**	392.3
Exceptional costs	2	**(46.8)**	(25.0)
Exceptional provision release/profits	2	**6.0**	8.0
Profit before interest	2	**343.8**	375.3
Net interest payable	5	**(159.4)**	(159.0)
Profit after interest before goodwill amortisation and exceptional items		**250.4**	259.8
Goodwill amortisation		**(25.2)**	(26.5)
Profit after interest before exceptional items		**225.2**	233.3
Exceptional items		**(40.8)**	(17.0)
Profit on ordinary activities before taxation		**184.4**	216.3
Taxation on profit on ordinary activities – current tax	6	**(24.8)**	(16.1)
– deferred tax	6	**(59.5)**	(42.3)
Total taxation	6	**(84.3)**	(58.4)
Profit on ordinary activities after taxation		**100.1**	157.9
Equity minority interests		**(0.9)**	(0.6)
Profit for the financial year		**99.2**	157.3
Dividends	8	**(157.6)**	(157.6)
Retained loss for the financial year	20	**(58.4)**	(0.3)
Earnings per share (pence)			
Basic	9	**28.9**	45.9
Diluted	9	**28.8**	45.7
Adjusted basic before exceptional items and deferred tax	9	**58.1**	63.2
Adjusted diluted before exceptional items and deferred tax	9	**57.9**	62.9

There is no difference between the profit on ordinary activities before taxation and the retained loss for the financial year stated above, and their historical cost equivalents.

All items dealt with in arriving at operating profit relate to continuing activities.

Balance sheets
At 31 March 2003

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Intangible assets – goodwill	10	**401.5**	474.8	**–**	–
Tangible assets	11	**5,048.6**	4,891.8	**7.4**	8.0
Investments in joint ventures					
Share of gross assets		**3.1**	6.0	**–**	–
Share of gross liabilities		**(2.6)**	(4.6)	**–**	–
Loans to joint ventures		**4.7**	4.7	**–**	–
		5.2	6.1	**–**	–
Investments in associates		**17.6**	17.3	**–**	–
Investments in subsidiaries		**–**	–	**3,465.1**	3,421.9
Other investments		**7.7**	5.7	**6.5**	4.5
Total Investments	12	**30.5**	29.1	**3,471.6**	3,426.4
		5,480.6	5,395.7	**3,479.0**	3,434.4
Current assets					
Stocks	13	**91.0**	97.2	**–**	–
Debtors	14	**423.2**	390.5	**48.1**	44.9
Short-term deposits		**25.7**	19.1	**–**	–
Cash at bank and in hand		**43.2**	28.9	**191.6**	137.8
		583.1	535.7	**239.7**	182.7
Creditors: amounts falling due within one year	15	**(1,219.2)**	(1,112.8)	**(613.6)**	(532.8)
Net current liabilities		**(636.1)**	(577.1)	**(373.9)**	(350.1)
Total assets less current liabilities		**4,844.5**	4,818.6	**3,105.1**	3,084.3
Creditors: amounts falling due after more than one year	16	**(2,101.6)**	(2,042.8)	**(172.0)**	(134.8)
Provisions for liabilities and charges	18	**(523.1)**	(480.4)	**(1.4)**	(2.3)
Net assets		**2,219.8**	2,295.4	**2,931.7**	2,947.2
Capital and reserves					
Called up share capital	19	**224.4**	224.0	**224.4**	224.0
Share premium account	20	**28.7**	24.4	**28.7**	24.4
Capital redemption reserve	20	**156.1**	156.1	**156.1**	156.1
Profit and loss account	20	**1,808.4**	1,889.5	**2,522.5**	2,542.7
Total equity shareholders' funds		**2,217.6**	2,294.0	**2,931.7**	2,947.2
Minority shareholders' interest (equity)		**2.2**	1.4	**–**	–
		2,219.8	2,295.4	**2,931.7**	2,947.2

Signed on behalf of the Board who approved the accounts on 10 June 2003.

David Arculus
Chairman

Alan Perelman
Group Finance Director

	Notes	2003 £m	2003 £m	2002 £m	2002 £m
Net cash inflow from operating activities	24a		**682.7**		665.5
Dividends received from associates and joint ventures			**1.6**		1.2
Returns on investments and servicing of finance	24b		**(146.7)**		(144.9)
Taxation			**(14.3)**		(6.7)
Capital expenditure and financial investment	24c		**(454.0)**		(352.1)
Acquisitions and disposals	24d		**(11.5)**		–
Equity dividends paid			**(157.5)**		(154.1)
Net cash (outflow)/inflow before use of liquid resources and financing			**(99.7)**		8.9
Management of liquid resources	24e		**(6.5)**		62.0
Financing					
Increase/(decrease) in debt		**114.1**		(81.5)	
Issue of shares		**3.3**		3.4	
	24f		**117.4**		(78.1)
Increase/(decrease) in cash			**11.2**		(7.2)

Reconciliation of net cash flow to movement in net debt

	Notes	2003 £m	2003 £m	2002 £m	2002 £m
Increase/(decrease) in cash (as above)		**11.2**		(7.2)	
Cash flow from movement in net debt and financing		**(114.1)**		81.5	
Cash flow from movement in liquid resources		**6.5**		(62.0)	
Change in net debt resulting from cash flows			**(96.4)**		12.3
Net debt assumed/relinquished with acquisitions and disposals	24g		**(0.4)**		(8.7)
Movement in rolled up interest on finance leases			**1.3**		(2.2)
Currency translation differences			**2.6**		(0.7)
Other non cash items			**(1.0)**		(1.9)
Increase in net debt			**(93.9)**		(1.2)
Opening net debt			**(2,411.7)**		(2,410.5)
Closing net debt	24g		**(2,505.6)**		(2,411.7)

Statement of total recognised gains and losses

	Group	
	2003 £m	2002 £m
Profit for the financial year – group	**97.3**	155.7
– joint ventures	**0.5**	0.6
– associates	**1.4**	1.0
Total profit for the financial year	**99.2**	157.3
Currency translation differences	**(21.3)**	(1.4)
Goodwill written off to reserves on pre April 1998 acquisition (earn-out consideration)	**–**	(0.7)
Goodwill charged to profit on disposal, previously written off to reserves pre April 1998	**–**	3.1
Total recognised gains and losses for the year	**77.9**	158.3

The company had no recognised gains or losses other than the profit for the year.

Reconciliation of movements in shareholders' funds

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Opening shareholders' funds	**2,294.0**	2,289.9	**2,947.2**	2,642.7
Profit for the financial year	**99.2**	157.3	**138.8**	458.7
Dividends	**(157.6)**	(157.6)	**(157.6)**	(157.6)
Retained (loss)/profit for the financial year	**(58.4)**	(0.3)	**(18.8)**	301.1
Other recognised gains and losses relating to the year	**(21.3)**	1.0	**–**	–
Shares issued	**3.3**	3.4	**3.3**	3.4
Net (reduction in)/addition to shareholders' funds	**(76.4)**	4.1	**(15.5)**	304.5
Closing shareholders' funds	**2,217.6**	2,294.0	**2,931.7**	2,947.2

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with applicable Accounting Standards and, except for the treatment of certain grants and contributions, comply with the requirements of the United Kingdom Companies Act 1985 ('the Act'). An explanation of this departure from the requirements of the Act is given in the policy on grants and contributions below.

There have been no new accounting standards adopted in the year.

The group continues to adopt the transitional provisions of FRS 17, requiring certain additional disclosures which are set out in note 23.

b) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiary, joint venture and associated undertakings.

The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c) Turnover

Turnover represents the income receivable (excluding value added tax) in the ordinary course of business for goods and services provided and, in respect of contract work in progress, the value of work carried out.

Income includes an estimation of the amount of main water and wastewater charges unbilled at the year-end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

d) Tangible fixed assets and depreciation

Tangible fixed assets comprise:

i) Infrastructure assets

Infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sludge pipelines.

Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with the defined standards of service is treated as an addition and included at cost after deducting grants and contributions.

The depreciation charged for infrastructure assets is the estimated, anticipated level of annual expenditure required to maintain the operating capability of the network less the estimated, anticipated level of relevant annual grants and contributions, based on the company's independently certified asset management plan.

ii) Landfill sites

Landfill sites are included within Land and Buildings at cost less accumulated depreciation.

The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space.

iii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated over their estimated economic lives, which are principally as follows:

	Years
Buildings	30-60
Operational structures	40-80
Fixed plant	20-40
Vehicles, mobile plant and computers	2-15

Assets in the course of construction are not depreciated until commissioned.

e) Leased assets
Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the corresponding capital cost is shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are expensed in the year in which they are incurred.

f) Grants and contributions
Grants and contributions received in respect of non infrastructure assets are treated as deferred income and are recognised in the profit and loss account over the useful economic life of those assets.

In accordance with industry practice, grants and contributions relating to infrastructure assets have been deducted from the cost of fixed assets. This is not in accordance with Schedule 4 to the Act, which requires assets to be shown at their purchase price or production cost and hence grants and contributions to be presented as deferred income. This departure from the requirements of the Act is, in the opinion of the Directors, necessary to give a true and fair view as, while a provision is made for depreciation of infrastructure assets, these assets do not have determinable finite lives and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this departure is that the cost of fixed assets is £327.0 million lower than it would otherwise have been (2002: £294.5 million).

Those grants and contributions relating to the maintenance of the operating capability of the infrastructure network are taken into account in determining the depreciation charged for infrastructure assets.

g) Investments
Investments held as fixed assets are stated at cost less amounts written off.

h) Stocks
Stocks are stated at cost less provisions necessary to account for any damage and obsolescence. Work in progress is valued at the lower of cost and net realisable value. Cost includes labour, materials, transport and an element of overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services. Turnover and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

i) Landfill restoration costs
Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the profit and loss account on the basis of the usage of void space.

j) Environmental control and aftercare costs
Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space.

k) Insurance
Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

l) Pension costs
Costs of defined benefit pension schemes are determined by an independent actuary so as to spread the cost of providing pension benefits over the estimated period of employees' average service lives with the group. Costs of defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

1 Accounting policies continued

m) Foreign currency
The trading results of overseas subsidiary and associated undertakings are translated into sterling using average rates of exchange ruling during the year.

The net equity interests in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in reserves together with exchange differences on loans between group companies. Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in reserves.

All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. In those instances where forward cover has been arranged, the forward rate is used. Any exchange differences so arising are dealt with through the profit and loss account.

Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction. All profits and losses on exchange arising during the year are dealt with through the profit and loss account.

n) Research and development
Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. Expenditure on tangible fixed assets relating to research and development projects is written off over the expected useful life of those assets.

o) Deferred taxation
Deferred taxation is fully provided in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that an entity has an obligation to pay more tax in the future or a right to pay less tax in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate. For the purposes of discounting, the period over which accelerated capital allowances in respect of infrastructure assets reverse, is determined by the estimated annual cost of maintaining the operating capability of the network.

p) Goodwill
Goodwill represents the excess of purchase consideration over the fair value of the net assets acquired.

Goodwill arising on all acquisitions prior to 1 April 1998 remains eliminated against reserves. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset in the balance sheet and stated at cost less accumulated amortisation. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at between 5 and 20 years.

q) Euro costs
Costs of preparing systems and other applications for the introduction of the Euro are written off to the profit and loss account as incurred, unless there is a significant enhancement to the system or application, in which case, the costs are capitalised and depreciated in line with the policy stated in d.

r) Derivatives and other financial instruments
Debt instruments
The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity.

Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to reserves and reported in the statement of total recognised gains and losses.

Derivative financial instruments
Financial instruments, in particular, interest rate swaps and to a lesser extent currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. A review of how the financial risks are managed is included in the Financial review. Financial instruments are accounted for as follows:

- Interest rate swaps are used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swa is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity
- Currency swaps are used to hedge foreign currency investments. The future currency exchange within such contracts is revalued to the ra of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 17 to the accounts.

2 Segmental analysis

a) Analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other – principally USA and Europe		Group	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Group turnover						
Water and sewerage	**917.9**	899.9	**–**	–	**917.9**	899.9
Waste management	**457.3**	449.5	**53.6**	45.3	**510.9**	494.8
Services	**55.8**	46.0	**329.6**	335.6	**385.4**	381.6
Systems	**50.9**	52.1	**10.4**	9.9	**61.3**	62.0
Property, Engineering consultancy and Insurance	**66.4**	41.0	**6.6**	2.0	**73.0**	43.0
Inter segment trading	**(95.8)**	(84.2)	**(0.7)**	(2.8)	**(96.5)**	(87.0)
	1,452.5	1,404.3	**399.5**	390.0	**1,852.0**	1,794.3
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**325.5**	334.1	**–**	–	**325.5**	334.1
Waste management	**64.8**	71.7	**3.1**	1.3	**67.9**	73.0
Services	**4.2**	1.6	**30.0**	30.4	**34.2**	32.0
Systems	**(0.7)**	(0.2)	**(2.4)**	(5.5)	**(3.1)**	(5.7)
Property, Engineering consultancy and Insurance	**5.5**	1.5	**–**	–	**5.5**	1.5
Unrealised profit on inter segment trading	**(2.6)**	(1.1)	**–**	–	**(2.6)**	(1.1)
Corporate overheads	**(17.6)**	(15.0)	**–**	–	**(17.6)**	(15.0)
	379.1	392.6	**30.7**	26.2	**409.8**	418.8
Goodwill amortisation	**(17.4)**	(17.3)	**(7.8)**	(9.2)	**(25.2)**	(26.5)
Group profit before interest and exceptional items						
Water and sewerage	**325.4**	334.1	**–**	–	**325.4**	334.1
Waste management	**48.3**	55.0	**3.0**	1.2	**51.3**	56.2
Services	**3.4**	1.0	**22.3**	21.4	**25.7**	22.4
Systems	**(0.7)**	(0.2)	**(2.4)**	(5.6)	**(3.1)**	(5.8)
Property, Engineering consultancy and Insurance	**5.5**	1.5	**–**	–	**5.5**	1.5
Unrealised profit on inter segment trading	**(2.6)**	(1.1)	**–**	–	**(2.6)**	(1.1)
Corporate overheads	**(17.6)**	(15.0)	**–**	–	**(17.6)**	(15.0)
	361.7	375.3	**22.9**	17.0	**384.6**	392.3
Exceptional items						
Exceptional impairment of fixed assets – Services	**(3.5)**	–	**(43.3)**	–	**(46.8)**	–
Exceptional contract provision release/(costs) – Systems	**–**	–	**6.0**	(25.0)	**6.0**	(25.0)
Profit on disposal of business – Systems	**–**	–	**–**	8.0	**–**	8.0
	(3.5)	–	**(37.3)**	(17.0)	**(40.8)**	(17.0)
Group profit before interest						
Water and sewerage	**325.4**	334.1	**–**	–	**325.4**	334.1
Waste management	**48.3**	55.0	**3.0**	1.2	**51.3**	56.2
Services	**(0.1)**	1.0	**(21.0)**	21.4	**(21.1)**	22.4
Systems	**(0.7)**	(0.2)	**3.6**	(22.6)	**2.9**	(22.8)
Property, Engineering consultancy and Insurance	**5.5**	1.5	**–**	–	**5.5**	1.5
Unrealised profit on inter segment trading	**(2.6)**	(1.1)	**–**	–	**(2.6)**	(1.1)
Corporate overheads	**(17.6)**	(15.0)	**–**	–	**(17.6)**	(15.0)
	358.2	375.3	**(14.4)**	–	**343.8**	375.3

Turnover by origin and destination do not differ materially.

2 Segmental analysis continued

b) Joint ventures and associates

	United Kingdom		Other – principally USA and Europe		Group	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	2002 £m
Share of joint venture's turnover	**3.4**	3.6	**0.4**	1.2	**3.8**	4.8
Share of operating profit of joint ventures and associates:						
Joint ventures	**0.8**	0.9	**–**	–	**0.8**	0.9
Associates	**–**	–	**10.0**	9.0	**10.0**	9.0
	0.8	0.9	**10.0**	9.0	**10.8**	9.9

c) Acquisitions

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit		
	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**	United Kingdom £m	Other – principally USA and Europe £m	**Total £m**
Water and sewerage	1.1	–	**1.1**	(0.8)	–	**(0.8)**
Waste management	0.8	–	**0.8**	0.1	–	**0.1**
Services	–	5.8	**5.8**	–	0.9	**0.9**
Total	1.9	5.8	**7.7**	(0.7)	0.9	**0.2**

Water and sewerage and Services' operating profit in the table above is after charging goodwill amortisation of £0.1 million and £0.2 million respectively.

d) Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other – principally USA and Europe		Gro	
	2003 £m	2002 £m	**2003 £m**	2002 £m	**2003 £m**	200 £
Water and sewerage	**4,542.2**	4,368.5	**–**	–	**4,542.2**	4,368.
Waste management	**208.4**	208.9	**23.7**	24.1	**232.1**	233.0
Services	**17.3**	18.7	**136.0**	160.3	**153.3**	179.0
Systems	**8.3**	5.7	**(2.6)**	(16.5)	**5.7**	(10
Property, Engineering consultancy, Insurance and Corporate	**24.3**	27.4	**–**	–	**24.3**	2
Net operating assets	**4,800.5**	4,629.2	**157.1**	167.9	**4,957.6**	4,797.1
Goodwill:						
Water and sewerage					**1.3**	–
Waste management					**289.2**	305.2
Services					**111.0**	169.6
Short-term deposits, cash, borrowings, taxation and dividends payable					**(3,139.3)**	(2,976.5)
					2,219.8	2,295.4

3 Operating costs

		2003 £m	2002 £m
Wages and salaries		**396.4**	376.3
Social security costs		**31.3**	29.9
Pension costs (note 23)		**24.3**	26.3
Total employee costs		**452.0**	432.5
Power		**37.0**	40.0
Raw materials and consumables		**142.9**	145.8
Rates		**58.0**	56.8
Service charges		**23.3**	22.8
Waste disposal costs		**80.6**	71.3
Other operating costs (including exceptional items, see below)		**310.2**	283.8
Depreciation	– on owned assets (including £4.3 million exceptional charge in 2003, see below)	**225.9**	219.8
	– on assets held under finance leases	**9.4**	7.5
	– on infrastructure assets	**55.6**	54.1
Amortisation and impairment	– goodwill (including £42.5 million exceptional impairment charge in 2003, see below)	**67.7**	26.5
Hired and contracted services		**119.7**	124.0
Environmental and landfill restoration costs		**4.3**	10.0
Operating lease rental	– land and buildings	**11.9**	10.8
	– other	**5.3**	5.9
Hire of plant and machinery		**20.0**	17.4
Research and development expenditure		**3.9**	3.5
Auditors' remuneration	– audit work	**0.8**	0.6
	– non audit work	**0.7**	0.8
Profit on disposal of fixed assets		**(6.5)**	(2.0)*
		1,622.7	1,531.9
Own work capitalised		**(103.7)**	(95.0)
Total operating costs		**1,519.0**	1,436.9

*If expressed on an equivalent basis to the current year figure of £6.5 million, profit on sale of tangible fixed assets in 2001/2002 would be £4.9 million and not the figure of £2.0 million reported last year and shown as a comparative above. If amended, there would be changes in 2001/2002 to the analysis of operating costs and to the analysis of cash flows. As such changes are not material for the group and would have no impact on the overall profit or cash flow of the group in 2001/2002, no changes have been effected.

Exceptional items in 2002/2003 included in the above analysis comprise:

Charge of £46.8 million for impairment of goodwill and tangible fixed assets in Services. This was offset by a £6.0 million release of part of the £25.0 million exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the USA (included within 'other operating costs' above).

The impairment was determined in accordance with FRS 11 'Impairment of fixed assets and goodwill'. The impairment restates the relevant assets to value in use using a pre-tax discount rate of 10%. £42.5 million of this impairment charge was a write down of goodwill, the remaining £4.3 million was a write down of tangible fixed assets. The impairment has resulted in the year in a £1.2 million reduction in goodwill amortisation and a £0.6 million reduction in depreciation.

Exceptional contract costs in the year ended 31 March 2002 of £25.0 million, arising in Systems, related to the costs of completing onerous contracts in the USA.

During the year PricewaterhouseCoopers earned the following fees:

	2003 £m	2002 £m
Included in operating costs above:		
Statutory audit fees	**0.8**	0.6
Non-audit fees – taxation services	**0.6**	0.5
– other fees	**0.1**	0.3
	1.5	1.4
Due diligence fees capitalised as part of acquisition costs	**0.1**	0.6
Total fees	**1.6**	2.0

Included in auditors' remuneration above is £75,000 (2002: £55,000) in respect of the audit of the company.

Details of Directors' remuneration are set out in the Report of the Remuneration Committee on pages 25 to 30.

4 Employee numbers

Average number of employees during the year (full time equivalent):

	2003 Number	2002 Number
By type of business:		
Water and sewerage	**4,780**	4,662
Waste management	**4,043**	3,904
Services	**4,796**	4,825
Systems	**656**	641
Property, Engineering consultancy, Insurance and Corporate	**372**	340
	14,647	14,372
By geographical location:		
United Kingdom	**10,119**	9,759
Other – principally USA and Europe	**4,528**	4,613
	14,647	14,372

5 Net interest payable

	2003 £m	2002 £m
Interest receivable and similar income	**2.0**	4.2
Interest payable and similar charges:		
Bank loans and overdrafts	**(37.1)**	(43.2)
Other loans	**(92.8)**	(85.8)
Interest on discounted provisions	**(1.9)**	(3.0)
Finance leases	**(22.1)**	(24.2)
	(151.9)	(152.0)
Share of joint ventures	**(0.2)**	(0.2)
Share of associates	**(7.3)**	(6.8)
	(159.4)	(159.0)

6 Taxation

a) Analysis of charge in the year

		2003 £m	2002 £m
Current tax			
UK corporation tax	– current year at 30%	**27.9**	17.5
	– prior year	**(6.4)**	(5.1)
Double taxation relief		**(0.8)**	(0.6)
Total UK tax	– group	**20.7**	11.8
Overseas tax	– current year	**2.3**	3.0
	– prior year	**0.4**	–
Total overseas tax		**2.7**	3.0
Total current tax	– group	**23.4**	14.8
Share of tax charges of	– joint ventures	**0.2**	0.1
	– associates	**1.2**	1.2
Total current tax		**24.8**	16.1
Deferred tax			
Origination and reversal of timing differences	– current year	**40.4**	59.3
	– prior year	**13.1**	5.0
Decrease/(increase) in discount		**6.0**	(22.0)
Total deferred tax		**59.5**	42.3
Total tax charge		**84.3**	58.4

b) *Factors affecting the current tax charge in the year*

The current tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2003 £m	2002 £m
Profit on ordinary activities before tax	**184.4**	216.3
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK (30%)	**55.3**	64.9
Effects of:		
Expenses not deductible for tax purposes	**14.4**	13.6
Capital allowances for year in excess of depreciation	**(39.4)**	(50.0)
Utilisation of/movement in short-term timing differences	**(0.7)**	(8.9)
Utilisation of/movement in tax losses	**(0.3)**	(0.1)
Overseas tax rate differences	**1.5**	1.7
Adjustment in respect of prior years	**(6.0)**	(5.1)
Total current tax	**24.8**	16.1

c) *Factors affecting future tax rates*

The group's current tax charge of £24.8 million (2002: £16.1 million) represents 11.0% (2002: 6.9%) of the group's profit after interest but before exceptional items. Due to the changing shape and maturity of the group, the current tax charge as a percentage of profit after interest but before exceptional items is expected to increase.

The group's deferred tax charge in future years is more difficult to predict as, in particular, it is impacted by changes in interest rates from one balance sheet date to the next.

No deferred tax asset has been recognised on net operating losses relating to the US sub-group. The estimated amount of the deferred tax asset not recognised measured at the UK standard rate of 30%, is £12.1 million.

7 Exceptional profit on disposal of business in prior year

	2003 £m	2002 £m
Gain on disposal of subsidiary net assets	–	11.1
Goodwill previously eliminated against reserves	–	(3.1)
Profit on sale of subsidiary	–	8.0

In May 2001, the group sold Stoner Associates (a wholly owned subsidiary and part of the Systems business) for $26.0 million (£17.2 million), realising a gain of £8.0 million on disposal. No current tax arose on the gain as a result of available tax losses.

8 Dividends

	2003		2002	
	Pence per share	£m	Pence per share	£m
Interim dividend declared	**17.34**	**59.5**	17.34	59.5
Final dividend proposed	**28.56**	**98.1**	28.56	98.1
	45.90	**157.6**	45.90	157.6

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year.

Supplementary adjusted earnings per share figures are presented. These exclude the effects of exceptional items and deferred tax in both 2003 and 2002. The Directors consider that the supplementary figures provide a useful additional indication of performance.

			2003			2002
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**99.2**	**343.1**	**28.9**	157.3	342.8	45.9
Effect of dilutive options	**–**	**1.4**	**(0.1)**	–	1.5	(0.2)
Diluted earnings per share	**99.2**	**344.5**	**28.8**	157.3	344.3	45.7
Supplementary earnings per share						
Basic earnings per share	**99.2**	**343.1**	**28.9**	157.3	342.8	45.9
Effect of:						
Exceptional impairment of goodwill and tangible fixed assets	**46.8**	**–**	**13.6**	–	–	–
Exceptional profit on disposal of business	**–**	**–**	**–**	(8.0)	–	(2.3)
Exceptional contract (provision release)/costs	**(6.0)**	**–**	**(1.7)**	25.0	–	7.3
Deferred tax	**59.5**	**–**	**17.3**	42.3	–	12.3
Adjusted basic earnings per share before exceptional items and deferred tax	**199.5**	**343.1**	**58.1**	216.6	342.8	63.2
Diluted earnings per share	**99.2**	**344.5**	**28.8**	157.3	344.3	45.7
Effect of:						
Exceptional impairment of goodwill and tangible fixed assets	**46.8**	**–**	**13.5**	–	–	–
Exceptional profit on disposal of business	**–**	**–**	**–**	(8.0)	–	(2.3)
Exceptional contract (provision release)/costs	**(6.0)**	**–**	**(1.7)**	25.0	–	7.2
Deferred tax	**59.5**	**–**	**17.3**	42.3	–	12.3
Diluted earnings per share before exceptional items and deferred tax	**199.5**	**344.5**	**57.9**	216.6	344.3	62.9

10 Goodwill

	Group 2003 £m
Cost	
At 1 April 2002	**527.0**
Arising on acquisitions in the year (note 21a)	**6.5**
Arising on prior year acquisitions (note 21b)	**0.9**
Exchange adjustments	**(16.4)**
At 31 March 2003	**518.0**
Amortisation	
At 1 April 2002	**52.2**
Charge for year	**25.2**
Exceptional goodwill impairment (note 3)	**42.5**
Exchange adjustments	**(3.4)**
At 31 March 2003	**116.5**
Net book value	
At 31 March 2003	**401.5**
At 31 March 2002	474.8

The cumulative goodwill impairment charge recognised at the year-end is £42.5 million (2002: £ nil).

11 Tangible assets

	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Group Total £m	Company Total £m
Cost					
At 1 April 2002	1,940.4	2,894.3	2,495.6	7,330.3	12.0
Acquisition of businesses	–	–	1.1	1.1	–
Additions	91.3	186.1	214.2	491.6	0.3
Grants and contributions	–	(32.5)	–	(32.5)	–
Disposals	(4.9)	(0.7)	(29.9)	(35.5)	–
Reclassifications and transfers	(0.6)	–	(0.4)	(1.0)	–
Exchange adjustments	(1.0)	–	(0.9)	(1.9)	–
At 31 March 2003	**2,025.2**	**3,047.2**	**2,679.7**	**7,752.1**	**12.3**
Depreciation					
At 1 April 2002	571.7	828.4	1,038.4	2,438.5	4.0
Charge for year	54.5	55.6	176.5	286.6	0.9
Exceptional tangible fixed asset impairment (note 3)	0.4	–	3.9	4.3	–
Disposals	(3.3)	(0.7)	(24.4)	(28.4)	–
Reclassifications and transfers	1.8	–	(0.4)	1.4	–
Exchange adjustments	0.9	–	0.2	1.1	–
At 31 March 2003	**626.0**	**883.3**	**1,194.2**	**2,703.5**	**4.9**
Net book value					
At 31 March 2003	**1,399.2**	**2,163.9**	**1,485.5**	**5,048.6**	**7.4**
At 31 March 2002	1,368.7	2,065.9	1,457.2	4,891.8	8.0

i) Included in tangible fixed assets are assets held under finance leases as follows:

	2003 £m	2002 £m
Cost	**301.4**	303.0
Accumulated depreciation	**(68.9)**	(61.3)
Net book value	**232.5**	241.7

ii) Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view as set out in note 1f.

iii) The net book value of land and buildings is analysed as follows:

	2003 £m	2002 £m
Freehold	**1,334.0**	1,296.7
Long leasehold	**41.9**	44.6
Short leasehold	**23.3**	27.4
	1,399.2	1,368.7

iv) The net book value of land and buildings includes £118.1 million (2002: £118.2 million) in respect of landfill sites.

v) Included in the above are the following tangible fixed assets not subject to depreciation:

	2003 £m	2002 £m
Land	**30.1**	31.2
Assets in the course of construction	**301.4**	225.3
	331.5	256.5

vi) At 31 March 2003, the company's tangible fixed assets comprised freehold land and buildings with a net book value of £6.8 million (2002: £6.8 million) and plant and equipment with a net book value of £0.6 million (2002: £1.2 million).

12 Investments

	Group 2003 £m		Group 2002 £m	
Investments in joint ventures:				
Share of gross assets	**3.1**		6.0	
Share of gross liabilities	**(2.6)**		(4.6)	
Loans	**4.7**		4.7	
		5.2		6.1
Investments in associates:				
Share of net assets	**14.7**		14.7	
Loans	**2.9**		2.6	
		17.6		17.3
Other investments		**1.2**		1.2
Own shares		**6.5**		4.5
		30.5		29.1

	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Own shares £m	Total £m
Group					
At 1 April 2002	6.1	17.3	1.2	4.5	29.1
Loans advanced	0.7	0.3	–	–	1.0
Additions	–	–	0.1	2.0	2.1
Disposals	(1.1)	–	–	–	(1.1)
Loans repaid	(0.7)	–	–	–	(0.7)
Share of profits	0.5	1.4	–	–	1.9
Dividends receivable	(0.1)	(1.5)	–	–	(1.6)
Other movements	(0.2)	0.1	(0.1)	–	(0.2)
At 31 March 2003	**5.2**	**17.6**	**1.2**	**6.5**	**30.5**

Interests in joint ventures and associates at 31 March 2003 comprised the group's share of net assets less provisions, of £15.2 million (2002: £16.1 million) and loans of £7.6 million (2002: £7.3 million). The group's share of the post acquisition accumulated profits of joint ventures at 31 March 2003 was £2.1 million (2002: £1.6 million). The group's share of the post acquisition accumulated profits of associates at 31 March 2003 was £1.7 million (2002: £0.2 million). Particulars of the group's principal joint venture and associated undertakings at 31 March 2003 are:

	Nature of business	Percentage of share capital held	Issued share capital: A ordinary shares of £1	B ordinary shares of £1	Other classes of shares
Biogeneration Limited	Power Generation	50%	500*	500	–
GMI Rovinian Limited	Property Development	50%	25,000	25,000*	–
Capital Controls India Private Limited	Chlorination Equipment	50%	–	–	750,000 equity shares at Rs10/share
Aquafin NV	Sewerage Undertaking	20%	–	–	160,000 shares at €124/share*
Indaqua Industria e Gestao de Aguas	Water Undertaking	30%	–	–	300,000 shares at €5/share*
Cognica Limited	Asset Management	50%	100,000*	100,000	–

*Held by the group

The country of incorporation, registration and main operation is Great Britain with the exceptions of Capital Controls India (India), Aquafin (Belgium), and Indaqua (Portugal).

The group financial statements incorporate a trading period for Aquafin and Indaqua of twelve months to their accounting reference date of 31 December 2002.

Interests in own shares represent ordinary shares of 65⁵⁄₁₉p each held in trust for certain senior employees under the Long Term Incentive Plan. The main features of the Plan are set out in the Remuneration Committee Report on pages 26 and 29. At 31 March 2003, the trust held 982,492 shares (2002: 669,320 shares). The market value of these shares was £7.0 million (2002: £4.9 million). The costs of acquiring the shares are charged to the profit and loss account over the three year period for which the performance criteria are measured.

Details of the principal operating subsidiaries by type of business are set out in note 25. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next Annual Return.

	Subsidiary undertakings		Own shares	Total
	Shares £m	Loans £m	£m	£m
Company				
At 1 April 2002	543.1	2,878.8	4.5	3,426.4
Additions/loans advanced	457.1	45.5	2.0	504.6
Loans repaid	–	(446.0)	–	(446.0)
Disposals/provisions	(13.4)	–	–	(13.4)
At 31 March 2003	**986.8**	**2,478.3**	**6.5**	**3,471.6**

13 Stocks

	Group	
	2003 £m	2002 £m
Stocks and work in progress	**39.6**	35.9
Development land and properties	**51.4**	61.3
	91.0	97.2

The replacement value of stocks and work in progress is not materially different from their book value.

14 Debtors

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Trade debtors	**251.4**	253.9	**–**	–
Amounts owed by group undertakings	**–**	–	**44.6**	43.8
Amounts owed by associated undertakings	**0.3**	0.2	**–**	–
Corporation tax recoverable	**0.7**	0.7	**–**	–
Other debtors	**50.8**	31.1	**2.2**	0.3
Prepayments and accrued income	**120.0**	104.6	**1.3**	0.8
	423.2	390.5	**48.1**	44.9

Included within group debtors of £423.2 million is £11.3 million (2002: £10.6 million) which falls due after more than one year.

15 Creditors: amounts falling due within one year

	Group		Company	
	2003 £m	2002 £m	**2003 £m**	2002 £m
Bank overdrafts	**31.8**	31.2	**31.8**	50.8
Bank loans	**97.3**	104.4	**–**	–
Other loans	**403.1**	339.2	**338.4**	265.7
Obligations under finance leases	**5.4**	4.7	**–**	–
Borrowings (note 17)	**537.6**	479.5	**370.2**	316.5
Trade creditors	**59.8**	46.2	**0.2**	0.4
Amounts owed to group undertakings	**–**	–	**39.3**	26.1
Other creditors	**35.5**	29.3	**21.7**	14.4
Taxation and social security	**26.5**	22.1	**–**	–
Corporation tax payable	**50.5**	41.4	**21.5**	8.5
Dividends payable	**157.9**	157.8	**157.9**	157.8
Accruals and deferred income	**351.4**	336.5	**2.8**	9.1
	1,219.2	1,112.8	**613.6**	532.8

16 Creditors: amounts falling due after more than one year

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Bank loans	**488.9**	465.6	**–**	–
Other loans	**1,092.2**	1,055.7	**162.4**	129.4
Obligations under finance leases	**455.8**	458.9	**–**	–
Borrowings (note 17)	**2,036.9**	1,980.2	**162.4**	129.4
Deferred income	**47.5**	49.5	**–**	–
Other creditors	**17.2**	13.1	**9.6**	5.4
	2,101.6	2,042.8	**172.0**	134.8

17 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments are set out in the Treasury management section of the Financial review on page 17.

a) Borrowings analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

			Fixed borrowings		
Currency	2003 Total £m	Floating interest rate £m	Fixed interest rate £m	Weighted average interest rate %	Weighted average period for which interest is fixed Years
Sterling	**2,476.3**	580.5	1,895.8	6.2	17.7
Euro	**31.8**	31.8	–		
Dollar	**66.4**	66.4	–		
Total borrowings at 31 March 2003	**2,574.5**	678.7	1,895.8		
Total borrowings at 31 March 2002	2,459.7	585.3	1,874.4		

In addition to the fixed debt above, the group has £125 million of forward start interest rate swaps (floating to fixed) that commence during the financial year ending March 2004. These forward start interest rate swaps have a weighted average interest rate of 5.1% and a weighted average duration of 30 years.

Floating rate borrowings bear interest based on LIBOR.

b) Investments in interest bearing assets

Currency	2003 £m	2002 £m
Sterling deposits	**23.7**	17.9
Euro deposits	**0.3**	1.2
US Dollar deposits	**1.7**	–
Total	**25.7**	19.1

Investments in interest bearing assets comprise short-term deposits placed on money markets with a maturity date not exceeding one year, and certificates of deposit.

c) Monetary assets and liabilities by currency, excluding the functional currency

	Net foreign currency monetary assets/(liabilities)				
	Sterling £m	US Dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation					
Sterling	–	2.7	(24.0)	0.1	**(21.2)**
Dollar	(0.2)	–	–	–	**(0.2)**
Total	(0.2)	2.7	(24.0)	0.1	**(21.4)**

Net currency gains/losses arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US Dollar and Euro functional currency financial statements into Sterling are recognised in the statement of total recognised gains and losses.

d) Borrowings analysed by maturity date

	Overdrafts £m	Loans: Repayable by instalments any of which are payable after five years £m	Loans: Other repayment terms £m	Finance leases £m	2003 Total £m	2002 Total £m
Group						
Borrowings due within one year (note 15)	**31.8**	–	**500.4**	**5.4**	**537.6**	479.5
Borrowings due after one year:						
Between one and two years	–	–	**88.0**	**5.9**	**93.9**	123.0
Between two and five years	–	–	**363.8**	**27.4**	**391.2**	351.1
After more than five years	–	–	**1,129.3**	**422.5**	**1,551.8**	1,506.1
Total borrowings due after one year (note 16)	–	–	**1,581.1**	**455.8**	**2,036.9**	1,980.2
	31.8	–	**2,081.5**	**461.2**	**2,574.5**	2,459.7

Loans repayable partly or wholly after five years comprise:	Rate of interest %	2003 £m	2002 £m
European Investment Bank loans – 2008-2013	2.8-6.1	**220.6**	175.0
Sterling bond (STWUF)* – 2024	6.1	**298.2**	297.9
Sterling bond (STWUF)* – 2029	6.3	**412.6**	413.3
Euro Medium Term Notes	3.7-4.5	**197.6**	183.6
Other loans	3.9	**0.3**	1.7
		1,129.3	1,071.5

*Severn Trent Water Utilities Finance Plc

Company

The company has loans and overdrafts totalling £480.2 million (2002: £406.1 million) which are repayable within five years, and £52.4 million (2002: £39.8 million) repayable after more than five years.

e) Borrowings facilities

The group has the following undrawn committed borrowing facilities available at 31 March 2003	2003 £m	2002 £m
Expiring within one year	–	200.0
Expiring after two years	**600.0**	600.0
	600.0	800.0

In addition, the group also has an overdraft facility of £75.0 million (2002: £75.0 million), of which £43.2 million (2002: £43.8 million) remains undrawn at the year-end.

f) Fair values of financial instruments

Financial instruments by category:

Asset/(liability)	2003 Book value £m	2003 Fair value £m	2002 Book value £m	2002 Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Short-term deposits	**25.7**	**25.7**	19.1	19.1
Cash at bank and in hand	**37.2**	**37.7**	28.9	28.9
Borrowings falling due within one year	**(535.0)**	**(534.9)**	(468.8)	(470.0)
Borrowings falling due after more than one year	**(2,020.2)**	**(2,155.5)**	(1,963.3)	(1,962.3)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	–	**(93.8)**	–	(21.5)
Currency instrument – cross currency swaps	**(19.3)**	**(15.3)**	(26.3)	(19.6)
Currency instrument – investment hedge	**6.0**	**5.5**	(1.3)	(1.1)
Total net debt	**(2,505.6)**	**(2,730.6)**	(2,411.7)	(2,426.5)
Other long-term assets/(liabilities)				
Interest in own shares	**6.5**	**7.0**	4.5	4.9
Other fixed asset investments	**1.2**	**1.2**	1.2	1.2

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

Short-term debtors and creditors have been excluded from the above analysis.

17 Financial instruments continued

g) Unrecognised gains and losses on hedges at 31 March 2003

	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains and losses on hedges at 1 April 2002	14.6	(29.2)	(14.6)
Arising in previous years that were recognised in the year	3.7	(0.7)	3.0
Arising before 1 April 2002 that were not recognised in the financial year	18.3	(29.9)	(11.6)
Unrecognised gains and losses arising during the financial year	(7.0)	(71.7)	(78.7)
Unrecognised gains and losses on hedges at 31 March 2003	11.3	(101.6)	(90.3)
Expected to be recognised			
In one year or less	1.1	(1.0)	0.1
In later years	10.2	(100.6)	(90.4)

The instruments used for hedging group exposures to movements in interest rates and exchanges rates are explained in the Financial review on page 17. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

18 Provisions for liabilities and charges

a) Group provisions comprise the following:

	2003 £m	2002 £m
Deferred tax	**425.8**	366.3
Other provisions	**97.3**	114.1
	523.1	480.4

Deferred tax

The group's full deferred tax liability, calculated at a tax rate of 30% (2002: 30%), is:

	2003 £m	2002 £m
Capital allowances	**845.9**	805.1
Tax losses/other timing differences	**(28.9)**	(41.6)
Undiscounted provision for deferred tax	**817.0**	763.5
Discount	**(391.2)**	(397.2)
Discounted provision for deferred tax	**425.8**	366.3
Provision at start of year	**366.3**	324.3
Deferred tax charge for year	**59.5**	42.3
Movements arising on acquisition/(disposal) of businesses	**-**	(0.3)
Provision at end of year	**425.8**	366.3

Other provisions

Other provisions comprise:

	Balance at 1 April 2002 £m	Charged to profit and loss account £m	Transferred to other categories £m	Exchange adjustments £m	Utilised £m	**Balance at 31 March 2003 £m**
Environmental and landfill restoration	65.2	6.8	(2.0)	0.7	(8.6)	**62.1**
Restructuring	2.5	1.3	0.3	–	(1.7)	**2.4**
Insurance	17.6	10.9	–	–	(7.4)	**21.1**
Onerous/loss making contracts	27.9	(5.1)	–	–	(12.0)	**10.8**
Other	0.9	0.7	–	–	(0.7)	**0.9**
	114.1	14.6	(1.7)	0.7	(30.4)	**97.3**

As more fully explained in notes 1 i and j, environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, for a considerable period thereafter. Discounting is applied. Included in the £6.8 million charge against profit in the current year is £1.9 million interest resulting from the use of discounting.

The restructuring provision reflects costs to be incurred in respect of committed programmes. All of the associated outflows are estimated to occur within one year of the balance sheet date.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 1k. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous/loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

The £5.1 million credit in relation to onerous contract provisions includes an exceptional £6.0 million release of excess CIS-Open Vision contract provisions (see note 3).

b) Company provisions are as follows:

	2003 £m	2002 £m
Deferred tax	**1.4**	2.3

19 Called up share capital

	2003 £m	2002 £m
Total Authorised Share Capital: 520,175,751 ordinary shares of 65 5/19p	**339.5**	339.5
Total Issued and Fully Paid Share Capital: 343,976,362 (2002: 343,314,703) ordinary shares of 65 5/19p	**224.4**	224.0

a) Shares issued during the year

569,961 ordinary shares of 65 5/19p were issued at 735p, 743.5p, 758.5p, 757p, 755.5p, 718p, 667p, 650p, 580p, 612p, 632.5p, 628p, 673p, 682.5p, 700p or 715p, under the group's Employee Sharesave Scheme and 91,698 ordinary shares of 65 5/19p were issued at 625p, 497p or 688p under the group's Share Option Scheme (formerly Executive Share Option Scheme). The aggregate consideration in respect of these allotments was £4.7 million.

b) Employee share schemes

i) The Severn Trent Share Schemes (Profit Sharing Scheme)

The issued and paid up share capital of the company includes 451,063 ordinary shares of 65 5/19p (2002: 679,766 ordinary shares of 65 5/19p) issued under the Profit Sharing Scheme. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

ii) The Severn Trent Share Schemes (Share Incentive Plan)

The issued and paid up share capital of the company includes 192,840 ordinary shares of 65 5/19p (2002: nil) issued under the Share Incentive Plan. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

19 Called up share capital continued

iii) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the Board may grant those employees who have entered into an Inland Revenue approved Save As You Earn (SAYE) contract for a period of 3, 5 or 7 years, the right to purchase ordinary shares in the company. Options outstanding at 31 March 2003 were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	**2003**	2002
January 1995	2002	415p	**–**	173,618
January 1996	2001 or 2003	535p	**103,595**	105,705
January 1997	2002 or 2004	528p	**136,623**	503,527
January 1998	2001, 2003 or 2005	799p	**215,181**	227,424
January 1999	2002, 2004 or 2006	831p	**139,437**	241,791
January 2000	2003, 2005 or 2007	473p	**2,479,683**	2,621,630
January 2001	2004, 2006 or 2008	568p	**1,005,844**	1,098,940
January 2002	2005, 2007 or 2009	548p	**1,084,157**	1,169,951
January 2003	2006, 2008 or 2010	536p	**1,628,944**	–

iv) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the Board has granted Directors and other executives options to purchase ordinary shares in the company. Options outstanding under this scheme at 31 March 2003 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise	Option price	**2003**	2002
March 1993	0	1996-2003	497p	**–**	21,725
December 1993	15	1996-2003	625p	**61,716**	139,071
June 1998	42	2001-2008	1005p	**80,568**	88,444
June 1999	42	2002-2009	934p	**59,379**	75,174
June 2000	34	2003-2010	688p	**67,955**	76,784
July 2001	40	2004-2011	738p	**110,861**	116,040
June 2002	58	2005-2012	720p	**125,965**	–

v) Unapproved Share Option Scheme

The Board has granted executives options to purchase ordinary shares in the company under an unapproved share option scheme. Options outstanding under this scheme at 31 March 2003 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise	Option price	**2003**	2002
June 1998	19	2001-2008	1005p	**36,905**	40,753
June 1999	51	2002-2009	934p	**116,312**	164,652
June 2000	69	2003-2010	688p	**257,351**	277,506
July 2001	74	2004-2011	738p	**313,187**	326,235
June 2002	89	2005-2012	720p	**355,098**	–

20 Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 April 2002	24.4	156.1	1,889.5
Retained loss for the year	–	–	(58.4)
Shares issued	2.9	–	–
Adjustment for shares issued under Quest scheme	1.4	–	(1.4)
Currency translation differences	–	–	(21.3)
At 31 March 2003	**28.7**	**156.1**	**1,808.4**

Currency translation differences of £21.3 million in reserves are the net of a £25.3 million loss on retranslation of the opening balance sheet at year-end exchange rates, and a £4.0 million net gain on foreign currency borrowings acting as a partial hedge.

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 April 2002	24.4	156.1	2,542.7
Retained loss for the year	–	–	(18.8)
Shares issued	2.9	–	–
Adjustment for shares issued under Quest scheme	1.4	–	(1.4)
At 31 March 2003	**28.7**	**156.1**	**2,522.5**

The profit attributable to shareholders, dealt with in the accounts of the company was £138.8 million (2002: £458.7 million). In the previous two years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and are not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit or loss account is presented for the company.

At 31 March 2003 cumulative goodwill written off directly against group reserves amounted to £287.7 million (2002: £287.7 million).

21 Acquisitions and disposals

a) Acquisitions in 2002/2003

During the year, the group acquired interests in the following businesses:

Name of business	Date of acquisition
Water and sewerage	
UK Talks Ltd*	20 June 2002
Services	
En Novative Technologies Inc	19 April 2002
Planned Community Management Inc	1 April 2002
Infra-Tech, ADS Corporation	5 June 2002
Waste Management (all asset acquisitions)	
Hart DC	10 May 2002
Onyx Torbay	5 July 2002
SBS Waste	31 July 2002
Onyx Carlisle	30 August 2002
Property	
Abbcott Developments Ltd	5 December 2002

*UK Talks was a previous joint venture of the group. The acquisition date above, is the date at which the investment ceased being a joint venture, and became a subsidiary of the group.

All acquisitions were accounted for using the acquisition method.

From the dates of acquisition to 31 March 2003 the acquisitions contributed £7.7 million to turnover and a profit before interest of £0.2 million.

21 Acquisitions and disposals continued

The book value of net assets acquired and their provisional fair value were as follows:

	Book value and provisional fair value total £m
Tangible fixed assets	1.1
Stocks	0.4
Debtors due within one year	1.2
Cash at bank and in hand	–
Bank loans	(0.4)
Creditors due within one year	(1.1)
	1.2
Consideration – paid	**5.9**
– deferred	**0.4**
– expenses paid	**0.7**
– expenses deferred	**0.7**
Total consideration	**7.7**
Goodwill	**6.5**

There have been no accounting policy harmonisations to reflect adjustments in accordance with group policy in the current period.

None of the businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the group.

All fair value adjustments above will be reviewed during 2003/2004. Any revision will be accounted for as adjustments to goodwill in that year.

b) Acquisitions in 2001/2002

The finalisation of provisional fair values on acquisitions made in the financial year to 31 March 2002 has resulted in additional goodwill of £0.3 million, relating to an increase in deferred acquisition creditors reflecting further future consideration now expected to become due.

A further £0.6 million of goodwill on prior year acquisitions has resulted from additional consideration which had not been accrued.

c) Disposals in 2001/2002

In May 2001, the group sold Stoner Associates (a wholly owned subsidiary and part of the Severn Trent Systems business) for $26.0 million (£18.1 million), realising a gain of £8.0 million on disposal.

	£m
Tangible fixed assets	5.4
Goodwill	0.7
Debtors due within one year	4.4
Cash at bank and in hand	0.5
Creditors due within one year	(4.9)
	6.1
Goodwill written off directly to reserves on acquisition of business (pre April 1998)	3.1
Profit on disposal	8.0
Proceeds from disposal (net of £0.9 million expenses of sale)	17.2

Stoner contributed £1.5 million to group turnover, £0.1 million to operating profit and an operating cash outflow of £0.1 million in the period prior to its disposal.

22 Commitments and contingent liabilities

a) Investment expenditure commitments

	2003 £m	2002 £m
Contracted for but not provided in the financial statements	**200.2**	152.3

In addition to these commitments, Severn Trent Water Limited has longer-term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

b) Operating lease commitments

The group is committed to making the following payments during the next year in respect of operating leases which expire as follows:

	2003		2002	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Within one year	**1.1**	**1.1**	1.5	0.9
Between one and five years	**4.0**	**4.1**	4.3	0.6
After five years	**3.8**	**–**	1.5	–
	8.9	**5.2**	7.3	1.5

c) Bonds and guarantees

Group undertakings have entered into bonds in the normal course of business. The company has entered into guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

d) Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each other's overdrawn balances to the extent of their credit balances. Credit balances can be offset against overdrawn balances of participating companies.

23 Pensions and retirement benefits

The group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Disclosures required under SSAP 24 are set out in note 23 a) below.

In November 2000, the Accounting Standards Board issued FRS 17 'Retirement Benefits', which will replace SSAP 24. Full adoption of FRS 17 is not required in the case of the Severn Trent group, until, at the earliest, the year ending 31 March 2006. In the interim, certain additional disclosures are required under the transitional provisions of FRS 17, details of which are provided in note 23 b) below.

a) SSAP 24 'Accounting for pension costs' – disclosures

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are fully funded to cover future salary and pension increases and their assets are held in separate funds administered by the trustees. An actuarial valuation of each scheme is carried out at regular intervals by an independent professionally qualified actuary.

The UK defined benefit schemes and the date of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Water Pension Scheme ('STWPS')*	31 March 2001
Severn Trent Senior Staff Pension Scheme	31 March 2001
UK Waste Pension Scheme	6 April 2001
Severn Trent Mirror Image Pension Scheme	31 March 2000

*The STWPS is by far the largest of the group's UK defined benefit schemes

Benefits are also provided by the group on an unfunded, unapproved basis to a number of senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by annual charge against the group's earnings totalling in the current year £1.2 million (2002: £1.2 million).

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement.

The most recent formal actuarial valuations of the group's UK defined benefit schemes were carried out using the projected unit method, except for the UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme, where the attained age method was applied, as both of these schemes are closed to new entrants.

23 Pensions and retirement benefits continued

The cumulative results of these valuations at the above dates (including the unfunded arrangement for senior staff) were as follows:

	STWPS £m	Others £m	Total £m
Market value of assets	793.7	161.5	955.2
Present value of scheme liabilities	(744.8)	(153.3)	(898.1)
Surpluses	48.9	18.5	67.4
Deficits	–	(10.3)	(10.3)
Net surplus*	**48.9**	**8.2**	**57.1**

*Ignoring amounts which may or may not be recoverable and deferred tax

The major assumptions used by the scheme actuary in the most recent valuation of the STWPS (also the approximate weighted average of assumptions used for the most recent formal valuations of all group schemes) were as follows:

Price inflation	2.5%
Salary increases	4.0%
Pension increases	2.5%
Discount rate	6.0%

Employer's contributions to STWPS were increased from 1 April 2002 to 14.64%, 12.2% or 7.32% of pensionable pay (previously 12.36%, 10.3% or 6.18%) of STWPS members. Employees' contributions continue at the rate of 6%, 5% or 3% of pensionable pay.

Employer's contributions to STWPS in the year to 31 March 2003 amounted on average to 13.9% of pensionable payroll. The regular cost of STWPS to the group in the year to 31 March 2003 amounted to 13.9% of pensionable payroll or 10.9% after allowing for amortisation of surplus, which has been recognised in arriving at the pension charge for the year.

The total pension charge for all pension arrangements in the Severn Trent group accounts for the year ended 31 March 2003 after amortisation of surpluses and deficits amounted to £24.3 million (2002: £26.3 million). £23.0 million (2002: £25.0 million) of this charge relates to the group's defined benefit schemes (including unfunded charge) and £1.3 million (2002: £1.3 million) relates to the group's defined contribution arrangements. Amounts carried in the balance sheet in respect of pension costs are not significant in the context of the group.

b) FRS 17 'Retirement Benefits' – additional disclosures

The most recent valuations of the group's defined benefit schemes, details of which are provided above, have been updated by the group's actuaries so as to reassess the actuarial liabilities and the market values of the assets at 31 March 2003 in accordance with the requirements of FRS 17.

The weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 are:

Valuation method	**31 March 2003 Projected unit**	31 March 2002 Projected unit
Price inflation	**2.25%**	2.5%
Salary increases	**3.75%**	4.0%
Pension increases	**2.25%**	2.5%
Discount rate	**5.25%**	6.0%

The assets and liabilities in the schemes and expected rates of return were:

At 31 March 2003:

	Long-term rate of return expected at 31 March 2003	STWPS £m	Others £m	**Total fair value at 31 March 2003 £m**
Equities	8.25%	430.0	67.1	**497.1**
Gilts	4.53%	132.9	51.1	**184.0**
Property	6.39%	42.5	6.2	**48.7**
Cash	3.75%	12.5	3.7	**16.2**
Total market value of assets		617.9	128.1	**746.0**
Present value of scheme liabilities		(898.2)	(172.9)	**(1,071.1)**
Net deficit in schemes before deferred tax		(280.3)	(44.8)	**(325.1)**

	Total recoverable deficit £m	Deferred tax asset £m	**Net group total after deferred tax £m**
Total schemes in deficit at 31 March 2003	(325.1)	97.5	**(227.6)**

At 31 March 2002:

	Long-term rate of return expected at 31 March 2002	STWPS £m	Others £m	Total fair value at 31 March 2002 £m
Equities	7.75%	607.0	92.1	699.1
Gilts	5.15%	147.3	50.0	197.3
Property	6.45%	21.4	3.4	24.8
Cash	4.50%	10.4	2.9	13.3
Total market value of assets		786.1	148.4	934.5
Present value of scheme liabilities		(758.0)	(146.0)	(904.0)
Net surplus in schemes before amounts deemed irrecoverable and deferred tax		28.1	2.4	30.5
Less surplus deemed irrecoverable		–	(12.4)	(12.4)
Total recoverable surplus/(deficit) in schemes before deferred tax		28.1	(10.0)	18.1

	Total recoverable surplus/ (deficit)	Deferred tax (liability)/ asset	Net group total after deferred tax £m
Schemes in surplus	34.1	(10.2)	23.9
Schemes in deficit	(16.0)	4.8	(11.2)
Total	18.1	(5.4)	12.7

If the above amounts were recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2003 and 31 March 2002 would be as follows:

	2003 Reserves £m	**2003 Net assets £m**	2002 Reserves £m	2002 Net assets £m
Excluding net pension surplus	**1,808.4**	**2,219.8**	1,889.5	2,295.4
Net pension (liability)/surplus under FRS 17	**(227.6)**	**(227.6)**	12.7	12.7
Net liabilities already recognised in accounts under SSAP 24 (net of deferred tax)	**2.2**	**2.2**	1.9	1.9
Including net pension surplus	**1,583.0**	**1,994.4**	1,904.1	2,310.0

The weighted average employer contributions rates to all group defined benefit schemes (expressed as a percentage of pensionable payroll) were 14.5% in the year ended 31 March 2003 (2002: 12%).

23 Pensions and retirement benefits continued

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of the pension schemes in the year to 31 March 2003 under FRS 17 would have been as follows:

Analysis of amounts that would have been charged to operating profit:

	STWPS £m	Others £m	Total £m
Current service cost and total operating charge	(24.7)	(3.6)	(28.3)

Analysis of amounts that would have been included as other finance income:

	STWPS £m	Others £m	Total £m
Expected return on scheme assets	56.8	10.0	66.8
Interest on scheme liabilities	(44.8)	(8.6)	(53.4)
Net return	12.0	1.4	13.4

Analysis of amounts that would have been recognised in the statement of total recognised gains and losses:

	STWPS	Others	Total
Actual return less expected return on scheme assets:			
Amount (£m)	(235.4)	(28.5)	(263.9)
Percentage of scheme assets	38.1%	22.2%	35.4%
Experience gains and losses arising on the scheme liabilities:			
Amount (£m)	(21.4)	(8.6)	(30.0)
Percentage of scheme assets	2.4%	5.0%	2.8%
Changes in assumptions underlying the present value of scheme liabilities:			
Amount (£m)	(61.6)	(11.4)	(73.0)
Reversal of irrecoverable surplus:			
Amount (£m)	–	12.4	12.4
Actuarial loss recognised in the statement of total recognised gains and losses:			
Amount (£m)	(318.4)	(36.1)	(354.5)
Percentage of scheme liabilities	35.4%	20.9%	33.1%

The following table reconciles the movements in pension scheme surpluses/(deficits) during the period:

	STWPS £m	Others £m	Total £m
Surplus/(deficit) in the scheme at the beginning of the year	28.1	(10.0)	18.1
Contributions	22.7	3.5	26.2
Current service cost	(24.7)	(3.6)	(28.3)
Other financial income/(costs)	12.0	1.4	13.4
Actuarial loss	(318.4)	(36.1)	(354.5)
Deficit in scheme at end of year	(280.3)	(44.8)	(325.1)

24 Cash flow statement

a) Reconciliation of profit before interest to operating cash flows

	2003 £m	2002 £m
Operating profit	**333.0**	357.4
Depreciation charge (including £4.3 million exceptional charge)	**290.9**	281.4
Amortisation of goodwill (including £42.5 million exceptional charge)	**67.7**	26.5
Profit on sale of tangible fixed assets	**(6.5)**	(2.0)*
Deferred income movement	**(4.0)**	(0.2)
Provisions for liabilities and charges	**12.7**	40.2
Utilisation of provisions for liabilities and charges	**(30.4)**	(31.4)
Decrease/(increase) in stocks	**5.1**	(18.8)
(Increase)/decrease in debtors	**(29.8)**	22.4
Increase/(decrease) in creditors	**44.0**	(10.0)
Net cash inflow from operating activities	**682.7**	665.5

*See reference in note 3 to the profit on sale of tangible fixed assets in the year ended 31 March 2002.

Provisions for liabilities and charges includes a £6.0 million credit in respect of exceptional onerous contract provisions charged to the profit and loss account in the year ended 31 March 2002.

b) Returns on investments and servicing of finance

	2003 £m	2002 £m
Interest received	**2.2**	10.1
Interest paid	**(125.5)**	(133.0)
Interest element of finance lease rental payments	**(23.4)**	(22.0)
Net cash outflow for returns on investments and servicing of finance	**(146.7)**	(144.9)

c) Capital expenditure and financial investment

	2003 £m	2002 £m
Purchase of tangible fixed assets	**(498.1)**	(401.9)
Grants received	**32.5**	27.3
Sale of tangible fixed assets	**13.8**	24.6
Loans advanced to associates and joint ventures	**(1.0)**	(1.9)
Loans repaid by associates and joint ventures	**0.9**	0.7
Movements in other fixed asset investments	**(0.1)**	1.0
Investment in own shares	**(2.0)**	(1.9)
Net cash outflow for capital expenditure and financial investment	**(454.0)**	(352.1)

24 Cash flow statement continued

d) Acquisitions and disposals

Acquisitions	Book and provisional fair value of assets acquired 2003 £m	2002 £m
Tangible fixed assets	**1.1**	1.4
Current assets	**1.6**	5.1
Liabilities	**(1.1)**	(3.1)
Provisional fair value of net assets acquired (excluding net borrowings)	**1.6**	3.4
Goodwill – capitalised	**6.5**	14.3
Consideration for businesses acquired	**8.1**	17.7
Net (debt)/cash of businesses acquired	**(0.4)**	0.1
Net consideration	**7.7**	17.8
Satisfied by:		
Cash consideration relating to current year acquisitions	**(6.6)**	(8.8)
Deferred consideration relating to current year acquisitions	**(1.1)**	(9.0)
	(7.7)	(17.8)
Cash consideration – as above	**(6.6)**	(8.8)
Cash consideration relating to previous years' acquisitions not accrued	**(0.6)**	(4.0)
Cash settlement of opening accrued consideration	**(4.3)**	(4.4)
	(11.5)	(17.2)

Acquisitions have not materially impacted on the group's operating cash flow for the year.

Disposals		
Proceeds on disposal of businesses (note 21c)	**–**	17.2
Total cash flow from acquisitions and disposals	**(11.5)**	–

e) Liquid resources comprise amounts held via short-term deposits with a maturity date of less than one year.

f) Financing

	2003 £m	2002 £m
Loans advanced	**556.9**	725.5
Repayments of amounts borrowed	**(441.7)**	(806.3)
New finance lease funding	**–**	0.3
Finance lease capital repaid	**(1.1)**	(1.0)
Increase/(decrease) in debt	**114.1**	(81.5)
Receipts from shares issued net of expenses	**3.3**	3.4
Net cash inflow from financing	**117.4**	(78.1)

g) Analysis of changes in net debt

	At 31 March 2002 £m	Cash flow £m	Acquisitions/ disposals £m	Other non cash changes £m	Exchange movement £m	At 31 March 2003 £m
Cash at bank and in hand	28.9	12.3	–	–	2.0	**43.2**
Overdrafts (note 15)	(31.2)	(1.1)	–	–	0.5	**(31.8)**
	(2.3)	11.2	–	–	2.5	**11.4**
Debt due within one year (note 15)	(443.6)	(60.2)	(0.4)	3.8	–	**(500.4)**
Debt due after one year (note 16)	(1,521.3)	(55.0)	–	(4.8)	–	**(1,581.1)**
Finance leases (notes 15 and 16)	(463.6)	1.1	–	1.3	–	**(461.2)**
	(2,428.5)	(114.1)	(0.4)	0.3	–	**(2,542.7)**
Short-term deposits	19.1	6.5	–	–	0.1	**25.7**
Total	(2,411.7)	(96.4)	(0.4)	0.3	2.6	**(2,505.6)**

25 Principal subsidiary undertakings and their Directors

Water and sewerage

Severn Trent Water Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
Directors
R M Walker, J A Hill
B Duckworth, G P Noone
T D G Arculus, P F Stephenson
J H Bailey, S Stubbs
J K Banyard, M R Wilson
I Elliott

Waste management

*Biffa Plc**
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker, N H Manning
M J Bettington, F A Osborn
W R A De Jonghe, R B Tate
M C Flower, R E Tweedale
T W J Lowth

Biffa Waste Services Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington, N H Manning
B J Griffiths, M L Saville
P T Jones, R B Tate
T W J Lowth, R E Tweedale

UK Waste Management Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington, R E Tweedale
T W J Lowth

Biffa Waste Management Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221
Directors
M J Bettington, R E Tweedale
T W J Lowth

Biffa Treatment NV
Robert Schumanplein 6, bus 5
1040 Brussels, Belgium
Telephone 0032 2 257 92 70
(Incorporated and operational in Belgium)
Directors
M J Bettington, K Smits
P Canivet, W Tytgat
T W J Lowth, N V Retema (represented by W R A De Jonghe)

Services

Severn Trent Services Inc.
Suite 300, 580 Virginia Drive, Ft Washington
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
R M Walker, D L Chester
J K Banyard, L F Graziano
R Brydon Jannetta, P K Tandon

Severn Trent (Del) Inc.
300 Delaware Avenue, Suite 1704
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
P P Davies, K J Kelly
L F Graziano, J W Whalen (Jr)

Severn Trent Services (Del) Inc.
300 Delaware Avenue, Suite 1704
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)
Directors
L F Graziano, J W Whalen (Jr)
K J Kelly, P Winnington

Severn Trent Water International Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
Directors
B Duckworth, A E Roe
J A Hill, R M Walker
B M Horner, W G Weatherdon
A Norman

Severn Trent Water International (Overseas Holdings) Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
Directors
B Duckworth, J A Hill

Severn Trent Environmental Services Inc.
Park 10, 16337 Park Row
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)
Directors
I S Burrowes, J A Graziose (Jr)
D L Chester, K J Kelly
L F Graziano

Severn Trent Water Purification Limited
Park Lane, Minworth, Sutton Coldfield
West Midlands B76 9BL
Telephone 0121 313 2300
Directors
M J Ashley, R Picken

Severn Trent Water Purification Inc.
3000 Advance Lane, Colmar
Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)
Directors
D L Chester, K J Kelly
L F Graziano

Excel Technologies International Corp.
1110 Industrial Blvd, Sugarland
Texas 77478, USA
Telephone 001 281 240 6770
(Incorporated and operational in the United States of America)
Directors
D L Chester, K J Kelly
L F Graziano

Severn Trent Metering Services Limited
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield S41 9PZ
Telephone 01246 456658
Directors
G G Archibald, L F Graziano
A Elder, R Picken

Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue
Coventry CV4 9GU
Telephone 024 764 21213
Directors
R Brydon Jannetta, R A Henton
A W Gibson, I D Stanford

Severn Trent Laboratories Inc.
Suite 300, 580 Virginia Drive, Ft Washington
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)
Directors
R Brydon Jannetta, K J Kelly
D L Chester

25 Principal subsidiary undertakings and their Directors continued

En Novative Technologies, Inc.
(formerly Environmental Sampling Supply Inc.)
9610 San Leandro Street, Oakland
California 94603-2322, USA
Telephone 001 510 562 4988
(Incorporated and operational in the United States of America)
Directors
R Brydon Jannetta K J Kelly
D L Chester

QED Environmental Systems Inc.
6095 Jackson Road, Ann Arbor
Michigan 48103, USA
Telephone 001 734 995 2547
(Incorporated and operational in the United States of America)
Directors
R Brydon Jannetta K J Kelly
D L Chester

Systems

Severn Trent Systems Limited*
(trading as Aseriti)
2800 The Crescent
Birmingham Business Park
Birmingham B37 7YL
Telephone 0121 717 7755
Directors
R M Walker I P Clark
J M Bassford

Computer Systems and Applications Inc.
(Trading as Severn Trent Systems Inc.)
Two Chasewood Park
20405 State Highway 249, Suite 600
Houston, Texas 77070, USA
Telephone 001 281 320 7100
(Incorporated and operational in the United States of America)
Directors
J M Bassford G Mollere
L F Graziano S H Reilly
K J Kelly

Property

Severn Trent Property Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
G P F Inge J S R Haynes
P A Ludlow V J O'Connell
P P Davies A S Perelman

Daventry International Rail Freight Terminal Limited
(92.5% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)
Directors
P A Ludlow J Jones
J S R Haynes

Engineering consultancy and insurance

Charles Haswell and Partners Limited
3900 Parkside, Birmingham Business Park,
Birmingham B37 7YG
Telephone 0121 717 7744
(Engineering design consultants)
Directors
I Elliott A C Smith
D R Gutteridge M R Wilson

Derwent Insurance Limited
PO Box 34, St Martin's House, Le Bordage
St Peter Port, Guernsey GY1 4AU
Telephone 01481 715300
(Insurance company – incorporated and operational in Guernsey)
Directors
G M de Cruz M R Miles
J E Langlois P K Tandon
J C Mann

Others

Severn Trent Water Services Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker J A Hill
B Duckworth M R Wilson
P P Davies

Severn Trent Services Holdings Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker A S Perelman
P P Davies

Severn Trent Corporate Holdings Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)
Directors
R M Walker A S Perelman
P P Davies

Severn Trent Overseas Holdings Limited*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 6000
(Holding company)
Directors
P P Davies A S Perelman

Severn Trent Utility Services Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Utility services company)
Directors
B Duckworth D J Jordan
R T Bell J N Myers
J W Bostock P C Wood

Severn Trent Retail Services Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Retail services company)
Directors
B Duckworth A Edees
J H Bailey D J Jordan
N Budden

*Held directly by the company.

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares with the exception of a preference shareholding in Biffa Plc and Severn Trent Water Services Plc.

All subsidiary undertakings have been included in the consolidation.

	2003 £m	2002 £m	2001 (restated) £m	2000 £m	1999 £m
Profit and loss account					
Turnover: group and share of joint ventures	**1,855.8**	1,799.1	1,685.9	1,580.2	1,378.6
Less: share of joint ventures' turnover	**(3.8)**	(4.8)	(4.3)	(13.6)	(14.3)
Turnover	**1,852.0**	1,794.3	1,681.6	1,566.6	1,364.3
Profit before interest, goodwill amortisation and exceptional items	**409.8**	418.8	400.2	465.8	463.0
Goodwill amortisation	**(25.2)**	(26.5)	(17.4)	(6.4)	(1.3)
Profit before interest and exceptional items	**384.6**	392.3	382.8	459.4	461.7
Exceptional items	**(40.8)**	(17.0)	(15.5)	(64.7)	(11.0)
Net interest payable	**(159.4)**	(159.0)	(161.1)	(120.7)	(100.3)
Profit on ordinary activities before taxation	**184.4**	216.3	206.2	274.0	350.4
Current taxation on profit on ordinary activities	**(24.8)**	(16.1)	(12.4)	(22.1)	(46.6)
Deferred taxation*	**(59.5)**	(42.3)	(52.4)	–	–
Profit on ordinary activities after taxation	**100.1**	157.9	141.4	251.9	303.8
Equity minority interests	**(0.9)**	(0.6)	(0.4)	–	–
Dividends	**(157.6)**	(157.6)	(154.5)	(154.0)	(147.0)
Retained (loss)/profit for the financial year	**(58.4)**	(0.3)	(13.5)	97.9	156.8
Net assets employed					
Fixed assets	**5,480.6**	5,395.7	5,309.8	4,794.6	4,319.2
Net liabilities excluding net debt	**(232.1)**	(208.2)	(190.2)	(212.2)	(351.8)
Provisions for liabilities and charges	**(523.1)**	(480.4)	(418.0)	(96.0)	(42.7)
	4,725.4	4,707.1	4,701.6	4,486.4	3,924.7
Financed by					
Called up share capital	**224.4**	224.0	223.6	231.7	231.1
Reserves	**1,993.2**	2,070.0	2,066.3	2,315.0	2,214.8
Total shareholders' funds	**2,217.6**	2,294.0	2,289.9	2,546.7	2,445.9
Minority shareholders' interest	**2.2**	1.4	1.2	0.3	0.3
Net debt	**2,505.6**	2,411.7	2,410.5	1,939.4	1,478.5
	4,725.4	4,707.1	4,701.6	4,486.4	3,924.7
Statistics					
Earnings per share	**28.9p**	45.9p	41.2p	73.8p	89.2p
Earnings per share before exceptional items and deferred tax	**58.1p**	63.2p	61.0p	92.8p	92.4p
Dividends per share	**45.9p**	45.9p	45.0p	45.0p	43.0p
Dividend cover (before exceptional items in all years and before deferred tax in 2003, 2002 and 2001)	**1.3**	1.4	1.4	2.0	2.1
Gearing	**112.9%**	105.1%	105.2%	76.1%	60.4%
Ordinary share price at 31 March	**716p**	738p	694.5p	565p	840p
Average number of employees – water and sewerage	**4,780**	4,662	4,837	5,144	5,276
– other	**9,867**	9,710	9,220	7,724	5,819

*Following the implementation of FRS 19 'Deferred Tax', the 2001 results were restated to reflect a deferred tax charge under the new accounting standard. Other prior year comparatives have not been restated in the above table.

Shares held by category of shareholder
% of total shareholders


2
1

1 Individual and joint accounts 92.21%
2 Others* 7.79%

Shares held by category of shareholder
% of total ordinary shares


1
2

1 Individual and joint accounts 13.23%
2 Others* 86.77%

*Others e.g. insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies.

Shareholdings
Analysis of shareholdings at 31 March 2003

	Number of shareholders	Percentage of total shareholders %	Number of ordinary shares million	Percentage of ordinary shares %
1-499	58,456	59.7%	11.4	3.3%
500-999	22,621	23.1%	15.5	4.5%
1,000-4,999	15,069	15.4%	23.4	6.8%
5,000-9,999	578	0.6%	3.9	1.1%
10,000-49,999	601	0.6%	12.9	3.8%
50,000-99,999	155	0.2%	10.9	3.2%
over 100,000	375	0.4%	266.0	77.3%
	97,855	100.0%	344.0	100.0%

Financial calendar
Announcement of results

The results of the group will normally be published at the following times:	
Interim results for the six months to 30 September	December
Preliminary results for the year to 31 March	June
Report and accounts for the year to 31 March	June

Dividend payments

Dividend payments in respect of the year ended 31 March 2003:	
Interim dividend	paid 7 April 2003
Proposed final dividend	payable 1 October 2003

Annual General Meeting
30 July 2003, 2.30pm at the National Motorcycle Museum, Birmingham

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 600 3967

Severn Trent Plc
Registered number: 2366619
Registered office:
2297 Coventry Road
Birmingham B26 3PU
Telephone 0121 722 4000

Shareview
www.shareview.co.uk is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. You can register for this free portfolio service by logging onto www.shareview.co.uk and following a simple registration process.

Electronic proxy appointments
For this year's Annual General Meeting you may, if you wish, register the appointment of a proxy electronically by logging onto the website www.sharevote.co.uk. You will need your voting reference numbers (the three 8 digit numbers shown on your form of proxy).

Alternatively if you have registered for a Shareview portfolio, log onto your portfolio at www.shareview.co.uk and click on Company Meetings.

Please note that any electronic communication that is found to contain a computer virus will not be accepted.

Forward-looking statements
This document contains certain 'forward-looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the markets in which the group operates; changes in the regulatory frameworks in which the group operates; th impact of legal or other proceedings agains or which affect the group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severr Trent or any other member of the group persons acting on their behalf are expre qualified in their entirety by the factors referred to above. Severn Trent does nc intend to update these forward-looking statements.

We are constantly looking at how best to provide the information our stakeholders need quickly and cost effectively. We also seek to minimise the resources used wherever possible.

If you are a shareholder you too can 'do your bit'. If you currently receive the full Annual Report and Accounts why not consider switching to the Annual Review only? You can still view or download a copy of the full Annual Report and Accounts on-line at www.severntrent.com/reports2003. You can also elect not to receive paper copies of the Annual Report and other shareholder documents. Instead you will receive an email containing a link to a website, where electronic copies of the documents can be viewed or downloaded.

Please call Lloyds TSB Registrars on 0870 600 3967 to request the Annual Review only or to register for e-delivery.

For more information about Severn Trent Plc and its businesses see our website

www.severntrent.com

The following publications are also available

Severn Trent Plc
- Annual Review and Summary Financial Statements
- Stewardship – Sustainable Development report

Severn Trent Water
- Annual Report and Accounts (including Regulatory Accounts)
- Delivering Sustainability
- Biodiversity Action Plan
- Conservation, Access Recreation and Education Report

Biffa
- Biffaecology – Environment report
- Future Perfect – Biffa Book V
- Biffa and Biodiversity
- Biffaward Annual Report and Accounts

Contact us at the address below for copies of publications

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
United Kingdom
Telephone +44 (0)121 722 4000

Telephone +44 (0)121 722 4000

For more information about Severn Trent Plc
and its businesses see our website

www.severntrent.com


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